As filed with the Securities and Exchange Commission on February 14, 2024

Registration No. 333-[_]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

_____________________

Onconetix, Inc.
(Exact Name of Registrant as Specified in its Charter)

_____________________

Delaware	2834	83-2262816
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

201 E. Fifth Street, Suite 1900
Cincinnati, Ohio 45202
Telephone: (513) 620-4101
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

_____________________

Bruce Harmon
Chief Financial Officer
201 E. Fifth Street, Suite 1900
Cincinnati, Ohio 45202
Telephone: (513) 620-4101
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

_____________________

with copies to:

Barry I. Grossman, Esq.
Jessica Yuan, Esq.
Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas
New York, NY 10105
Phone: (212) 370-1300
Fax: (212) 370-7889

_____________________

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The Selling Stockholders named in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS	SUBJECT TO COMPLETION	DATED FEBRUARY 14, 2024

5,121,601 Shares of Common Stock

This prospectus relates to the resale by Selling Stockholders of 5,121,601 shares of common stock of Onconetix, Inc. (“we,” “us,” “our,” the “Company,” or “Onconetix”), par value $0.00001 per share (the “Common Stock”), by the Selling Stockholders listed in this prospectus or their permitted transferees (the “Selling Stockholders”). The shares of Common Stock registered for resale pursuant to this prospectus include (i) 4,972,428 shares of Common Stock (the “Inducement PIO Shares”) issuable upon exercise of common stock preferred investment options (the “Inducement PIOs”) issued to Armistice Capital Master Fund Ltd. (“Master Fund”) in a warrant inducement transaction (the “Warrant Inducement”), which closed on August 2, 2023, and (ii) 149,173 Inducement PIO Shares issuable upon exercise of Inducement PIOs issued to H.C. Wainwright & Co., LLC (“HCW”), the Company’s placement agent for the Warrant Inducement, or its designees on August 2, 2023 in the Warrant Inducement (the “Placement Agent Inducement PIOs,” and together with the Inducement PIOs, the “PIOs”).

For additional information about the Warrant Inducement, see “Warrant Inducement.”

The Inducement PIOs have an exercise price of $1.09 per share and will expire five years from the issuance date. The Placement Agent Inducement PIOs have an exercise price of $1.3625 per share and will expire five years from the issuance date.

We are registering the shares on behalf of the Selling Stockholders, to be offered and sold by them from time to time. We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of shares by the Selling Stockholders.

Our common stock is listed on The Nasdaq Capital Market under the symbol “ONCO.” The last reported sale price of our common stock on The Nasdaq Capital Market on February 13, 2024 was $0.17 per share. We recommend that you obtain current market quotations for our common stock prior to making an investment decision.

The Selling Stockholders may offer all or part of the shares for resale from time to time through public or private transactions, at either prevailing market prices or at privately negotiated prices. Our registration of the shares of common stock covered by this prospectus does not mean that the Selling Stockholders will offer or sell any of the shares. With regard only to the shares the Selling Stockholders sell for their own behalf, the Selling Stockholders may be deemed an “underwriter” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”). The Company has paid all of the registration expenses incurred in connection with the registration of the shares. We will not pay any of the selling commissions, brokerage fees and related expenses.

We will pay the expenses incurred in registering the shares, including legal and accounting fees. See “Plan of Distribution” on page 29 of this prospectus.

Investing in our Common Stock involves certain risks. See “Risk Factors” on page 14 of this prospectus, included in any accompanying prospectus supplement and in the documents incorporated by reference in this prospectus for a discussion of the factors you should carefully consider before deciding to purchase these securities.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. We urge you to read the entire prospectus, any amendments or supplements, any free writing prospectuses, and any documents incorporated by reference carefully before you make your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is            , 2024

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-1 that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process for the delayed or continuous offering and sale of securities pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”). This prospectus generally describes Onconetix, Inc. and our Common Stock. The Selling Stockholders may use the shelf registration statement to sell up to an aggregate of up to 5,121,601 shares of our Common Stock from time to time through any means described in the section entitled “Plan of Distribution.”

We will not receive any proceeds from the sale of shares of Common Stock to be offered by the Selling Stockholders pursuant to this prospectus. However, we will pay the expenses, other than underwriting discounts and commissions, associated with the sale of shares pursuant to this prospectus.

We and the Selling Stockholders, as applicable, may deliver a prospectus supplement with this prospectus, to the extent appropriate, to update the information contained in this prospectus. The prospectus supplement may also add, update or change information included in this prospectus. You should read both this prospectus and any applicable prospectus supplement, together with additional information described below under the captions “Where You Can Find More Information” and “Incorporation of Certain Information by Reference.”

No offer of these securities will be made in any jurisdiction where the offer is not permitted.

You should rely only on the information contained in or incorporated by reference in this prospectus, any accompanying prospectus supplement or in any related free writing prospectus filed by us with the SEC. We have not authorized anyone to provide you with different information. This prospectus and any accompanying prospectus supplement do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this prospectus or such accompanying prospectus supplement or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. You should assume that the information appearing in this prospectus, any prospectus supplement, the documents incorporated by reference and any related free writing prospectus is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed materially since those dates.

Unless the context otherwise indicates, references in this prospectus to “we,” “our” and “us” refer, collectively, to Onconetix, Inc., a Delaware corporation.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of the federal securities laws, and that involve significant risks and uncertainties. Words such as “may,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar expressions, as well as statements in future tense, identify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information we have when those statements are made or management’s good faith belief as of that time with respect to future events and are subject to significant risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Forward-looking statements are subject to a number of risks, uncertainties and assumptions in other documents we file from time to time with the SEC, specifically our most recent Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q and our Current Reports on Form 8-K.

Important factors that could cause such differences include, but are not limited to:

•        our projected financial position and estimated cash burn rate;

•        our estimates regarding expenses, future revenues and capital requirements;

•        our ability to continue as a going concern;

•        our need to raise substantial additional capital to fund our operations;

•        the success, cost and timing of our future clinical trials;

•        our ability to obtain and maintain the necessary regulatory approvals to market and commercialize our products and future product candidates;

•        the potential that results of pre-clinical and clinical trials indicate any future product candidates we may seek to develop are unsafe or ineffective;

•        the results of market research conducted by us or others;

•        our ability to obtain and maintain intellectual property protection for our current product candidates;

•        our ability to protect our intellectual property rights and the potential for us to incur substantial costs from lawsuits to enforce or protect our intellectual property rights;

•        the possibility that a third party may claim we or our third-party licensors have infringed, misappropriated or otherwise violated their intellectual property rights and that we may incur substantial costs and be required to devote substantial time defending against claims against us;

•        our reliance on third parties, including manufacturers and logistics companies;

•        the success of competing therapies and products that are or become available;

•        our ability to commercialize ENTADFI and Proclarix and integrate the assets and commercial operations acquired;

•        our ability to successfully compete against current and future competitors;

•        our ability to expand our organization to accommodate growth and our ability to retain and attract key personnel;

•        the potential for us to incur substantial costs resulting from product liability lawsuits against us and the potential for these product liability lawsuits to cause us to limit our commercialization of our product candidates;

•        market acceptance of our products and product candidates, the size and growth of the potential markets for our current product candidates and any future product candidates we may seek to develop, and our ability to serve those markets; and

•        the successful development of our commercialization capabilities, including sales and marketing capabilities.

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, except as required by law, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus forms a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

PROSPECTUS SUMMARY

The SEC allows us to “incorporate by reference” certain information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will update automatically, supplement and/or supersede the information disclosed in this prospectus. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other document that also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. You should read the following summary together with the more detailed information regarding our company, our Common Stock and our financial statements and notes to those statements incorporated herein by reference.

Our Company

We are a commercial stage biotechnology company focused on the research, development, and commercialization of innovative solutions for oncology. We own ENTADFI, an FDA-approved, once daily pill that combines finasteride and tadalafil for the treatment of benign prostatic hyperplasia (“BPH”), a disorder of the prostate, and Proclarix, an in vitro diagnostic test for prostate cancer approved for sale in the European Union under the In Vitro Diagnostic Regulation (“IVDR”) and a lab developed test currently in the U.S., originally developed by Proteomedix AG, a private, commercial-stage diagnostics oncology company (“Proteomedix”).

ENTADFI allows men to receive treatment for their symptoms of BPH without the negative sexual side effects typically seen in patients on finasteride alone. Following a recent business strategy shift towards the field of oncology and deprioritization of preclinical vaccine programs, we are building additional assets in therapeutics, diagnostics, and clinician services for oncology. ENTADFI will become the inaugural therapeutic drug in the Company’s expanding portfolio of oncology therapeutics once launched.

Proclarix is an easy-to-use next generation protein-based blood test that can be done with the same sample as a patient’s regular Prostate-Specific Antigen (“PSA”) test. The PSA test is a well-established prostate specific marker that measures the concentration of PSA molecules in a blood sample. A high level of PSA can be a sign of prostate cancer. However, PSA levels can also be elevated for many other reasons including infections, prostate stimulation, vigorous exercise or even certain medications. PSA results can be confusing for many patients and even physicians. It is estimated over 50% of biopsies with elevated PSA are negative or clinically insignificant resulting in an overdiagnosis and overtreatment that impacts the physician’s routine, our healthcare system, and the quality of patients’ lives. Proclarix helps doctors and patients with unclear PSA test results through the use of our proprietary Proclarix Risk Score which delivers clear and immediate diagnostic support for further treatment decisions. No additional intervention is required and results are available quickly. Local diagnostic laboratories can easily add this affordable multiparametric test to their existing infrastructure.

Prior to the acquisition of ENTADFI, we managed one distinct business segment, which was research and development. Beginning in the second quarter of 2023, as a result of the acquisition of ENTADFI, for which we are working towards commercial launch, we operated in two business segments: research and development and commercial. During the third quarter of 2023, we deprioritized our vaccine discovery and development programs, and accordingly, we now operate in one segment: commercial. Our recent acquisition of Proteomedix during the fourth quarter of 2023 and its related diagnostic product Proclarix was determined to be within our commercial segment. The research and development segment was our historical business, and was dedicated to the research and development of various vaccines to prevent infectious diseases. The commercial segment was new in the second quarter of 2023 and is dedicated to the commercialization of our products approved for sale, namely ENTADFI in the U.S. and Proclarix in Europe.

Recent key developments affecting our business include:

•        Announced Shift in Business Strategy to Focus on the Field of Oncology:    On October 30, 2023, in a letter to stockholders, former President and CEO, Dr. Neil Campbell, announced that the Company intends to shift its focus toward building a foundation of therapeutic, diagnostic, and service products in the field of oncology. The Company’s previous activities in acquiring assets from WraSer, LLC, a Mississippi limited liability company (“WraSer”) and Xspire Pharma, LLC, a Mississippi limited liability company (“Xspire Pharma”) including certain commercial relationships intended for the marketing and sale of these assets, were reassessed and it was decided that they would not meet the Company’s requirements for creating shareholder value. Additionally, the Company conducted a strategic and tactical assessment of its preclinical vaccine programs and, considering the immense amount of time and resources needed to pursue these programs as well as evolving market dynamics, these programs have been deprioritized. The Company believes that the strategic shift in business strategy towards the field of oncology, as well as pursuing the launch of ENTADFI in 2024, will enhance shareholder value and enable the Company to provide leading-edge therapeutics, diagnostics, and services to clinicians, patients, and caregivers.

•        Acquired a Commercial Stage Oncology Company:    On December 15, 2023, the Company closed its acquisition of Proteomedix and introduced Onconetix, Inc. as a new name for the combined Company. The closing of the acquisition of Proteomedix for all stock consideration (the “Closing”) provides Proteomedix stockholders with an initial 19.99% ownership stake of Onconetix, and newly issued shares of preferred stock of the Company, par value $0.0001 per share (“Series B Convertible Preferred Stock”) convertible into 269,672,900 additional common shares of Onconetix subject to Onconetix shareholder approval of the same.

•        Signed Various Agreements to Support the Commercial Launch of ENTADFI:    Throughout the third quarter of 2023, the Company signed several agreements and established key relationships to support the commercial launch of ENTADFI. These agreements include the following:

•        Marketing and Advertising Support:    In July 2023, the Company signed a Master Services Agreement with bfw Advertising Inc. (“bfw”) to generate marketing and advertising material for Onconetix’s commercial stage drug portfolio. Bfw will work with Onconetix’s commercial team to increase awareness for its commercial products through patient-facing materials, website updates, social ads, targeted provider engagement, as well as materials to support Onconetix’s sales team, among other services.

•        Healthcare Payer Coverage Support:    In July 2023, Onconetix signed an agreement with Advantage Point Solutions, LLC (“APS”) to support Onconetix’s market access strategy for its commercial pharmaceutical portfolio. APS will support market access for ENTADFI, including assistance in formulary negotiations with key healthcare payers and pharmacy benefit managers in the commercial and government sectors. With its robust network of relationships, APS helps commercial stage pharmaceutical companies build long-term relationships with payers with the goal of maximizing access and reimbursement for approved pharmaceutical products. APS also has decades of experience advising companies on product launches across a broad spectrum of therapeutic areas.

•        Telemedicine Channel:    In July 2023, Onconetix signed an agreement with UpScriptHealth to generate a robust, online telemedicine platform to distribute ENTADFI. Through this platform, UpScriptHealth will help support patients with benign prostatic hyperplasia throughout the prescription and coverage process, as well as provide eligible patients access to ENTADFI mailed directly to their homes.

•        Entered into Distribution Agreement:    On September 21, 2023, the Company entered into an Exclusive Distribution Agreement to engage Cardinal Health 105, LLC as its exclusive third-party logistics distribution agent for sales of all of the Company’s commercial assets.

•        Granted Pharmaceutical Wholesaler License in Ohio and Tennessee:    The Ohio State Board of Pharmacy and the Tennessee State Board of Pharmacy, in July 2023 and September 2023, respectively, granted Onconetix a license to operate as a pharmaceutical wholesaler. These licenses allow Onconetix to conduct business in the States of Ohio and Tennessee.

Since our inception in October 2018 until April 2023, when we acquired ENTADFI, we devoted substantially all of our resources to performing research and development, undertaking preclinical studies and enabling manufacturing activities in support of our product development efforts, hiring personnel, acquiring and developing our technology and now deprioritized vaccine candidates, organizing and staffing our company, performing business planning, establishing our intellectual property portfolio and raising capital to support and expand such activities.

We are currently focusing our efforts on (i) building out our commercial capabilities to launch ENTADFI in the marketplace and (ii) commercializing Proclarix.

Given ENTADFI is currently FDA-approved for sale in the United States and Proclarix is CE-IVD marked, we expect to generate revenue from sales of ENTADFI and Proclarix in the near term. Although we anticipate these sales to offset some expenses relating to commercial scale up and development, we expect our expenses will increase substantially in connection with our ongoing activities, as we:

•        commercialize and/or launch ENTADFI and Proclarix, and other commercial-stage products,

•        hire additional personnel;

•        operate as a public company, and;

•        obtain, maintain, expand and protect our intellectual property portfolio.

We rely and will continue to rely on third parties for the manufacturing of ENTADFI and Proclarix. We have no internal manufacturing capabilities, and we will continue to rely on third parties, of which the main suppliers are single-source suppliers, for commercial products.

As we have a product in the commercial stage, we are seeking to build a robust and efficient commercial team to accommodate this development. This includes appropriate personnel and third-party relationships and contracts to execute our commercialization strategy. We also expect to incur significant commercialization expenses related to marketing, manufacturing and distribution for those products.

We do not have any products approved for sale, aside from ENTADFI, from which we have not generated any revenue from product sales, and Proclarix, from which we have generated only minimal amounts of revenue since its acquisition. To date, we have financed our operations primarily with proceeds from our sale of preferred securities to seed investors, the close of the IPO, the close of the 2022 private placements, the proceeds received from a warrant exercise in August 2023, and the proceeds received from the issuance of debt in January 2024. We will continue to require significant additional capital to commercialize ENTADFI and Proclarix and fund operations for the foreseeable future. Accordingly, until such time as we can generate significant revenue, if ever, we expect to finance our cash needs through public or private equity or debt financings, third-party (including government) funding and to rely on third-party resources for marketing and distribution arrangements, as well as other collaborations, strategic alliances and licensing arrangements, or any combination of these approaches, to support our operations.

We have incurred net losses since inception and expect to continue to incur net losses in the foreseeable future. Our net losses may fluctuate significantly from quarter-to-quarter and year-to-year, depending in large part on the timing of our preclinical studies, clinical trials and manufacturing activities, our expenditures on other research and development activities and commercialization activities. As of September 30, 2023, the Company had a working capital deficit of approximately $8.1 million and an accumulated deficit of approximately $34.4 million. We will need to raise additional capital within the next 12 months to sustain operations.

Until we generate revenue sufficient to support self-sustaining cash flows, if ever, we will need to raise additional capital to fund our continued operations, including our product development and commercialization activities related to our current and future products. There can be no assurance that additional capital will be available to us on acceptable terms, or at all, or that we will ever generate revenue sufficient to provide for self-sustaining cash flows. These circumstances raise substantial doubt about our ability to continue as a going concern. The financial statements incorporated by reference in this Registration Statement do not include any adjustment that might be necessary if the Company is unable to continue as a going concern.

Because of the numerous risks and uncertainties associated with our business, we are unable to predict the timing or amount of increased expenses or when or if we will be able to achieve or maintain profitability. Additionally, even if we are able to generate revenue from ENTADFI or Proclarix, we may not become profitable. If we fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations at planned levels and may be forced to reduce our operations.

Management and Board Changes

Effective as of August 16, 2023, Joseph Hernandez resigned as Chairman, Chief Executive Officer, and a member of the Board of Directors (the “Board”) of the Company.

Effective August 16, 2023, the Board appointed Jon Garfield, the Company’s former Chief Financial Officer, to serve as the Company’s interim principal executive officer. Effective as of October 4, 2023, Jon Garfield resigned as Chief Financial Officer and interim principal executive officer of the Company. The Company and Mr. Garfield entered into a separation agreement, which provided for two months of severance payment.

Effective as of September 2, 2023, Vuk Jeremic resigned as a member of the Board of the Company as well as from his positions as a member of the Compensation Committee and Nominating and Corporate Governance Committee of the Board. Mr. Jeremic’s departure was not the result of any disagreement with management or the Board on any matter relating to the Company’s operations, policies or practices.

On October 4, 2023, the Company appointed Dr. Neil Campbell, 63, as President and Chief Executive Officer of the Company and as a member of the Board of the Company.

In connection with Dr. Campbell’s appointment, the Company and Dr. Campbell entered into an employment agreement (the “Campbell Employment Agreement”), pursuant to which Dr. Campbell would serve as President and Chief Executive Officer of the Company and was paid a signing bonus of $75,000 and an annual base salary of $475,000. Pursuant to the Campbell Employment Agreement, Dr. Campbell was granted a long-term equity incentive grant in the form of an option to purchase 532,326 shares of the Company’s common stock. Such award was to vest in quarterly increments over a period of three years, subject to Dr. Campbell’s continued employment by the Company on the applicable vesting date. Dr. Campbell’s option grant had an exercise price per share equal to $0.4305, which was the closing price of the Company’s common stock on Nasdaq on the grant date.

On October 4, 2023, the Company also appointed Bruce Harmon, 65, as Chief Financial Officer of the Company, effective immediately.

In connection with Mr. Harmon’s appointment, the Company and Mr. Harmon entered into an employment agreement (the “Harmon Employment Agreement”), pursuant to which Mr. Harmon will serve as Chief Financial Officer of the Company and will be paid an annual base salary of $325,000. In addition, Mr. Harmon is entitled to receive, subject to employment by the Company on the applicable date of bonus payout, an annual target discretionary bonus of up to 30% of his annual base salary, payable at the discretion of the Compensation Committee of the Board. Pursuant to the Harmon Employment Agreement, Mr. Harmon is also eligible to receive healthcare benefits as may be provided from time to time by the Company to its employees generally, and to receive paid time off annually. Pursuant to the Harmon Employment Agreement, Mr. Harmon was granted a long-term equity incentive grant in the form of an option to purchase 177,442 shares of the Company’s common stock. Such award vests in quarterly increments over a period of three years, subject to Mr. Harmon’s continued employment by the Company on the applicable vesting date. Mr. Harmon’s option grant has an exercise price per share equal to $0.4305, which was the closing price of the Company’s common stock on Nasdaq on the grant date.

In connection with the acquisition of Proteomedix, Christian Brühlmann was appointed as Chief Strategy Officer and Dr. Ralph Schiess was appointed as Chief Science Officer. Mr. Brühlmann co-founded Proteomedix and served as its Chief Financial and Operations Officer from March 2010 until November 2018. Beginning in December 2018, Mr. Brühlmann served as Proteomedix’s Chief Business Officer until the consummation of the Closing. Dr. Schiess co-founded Proteomedix in March 2010 and served as its Chief Executive Officer from its inception until December 2019. Dr. Schiess then served as Proteomedix’s Chief Scientific Officer from January 2020 to May 2023. Dr. Schiess returned to his role as Chief Executive Officer in June 2023 and served until the consummation of the Closing.

On and effective December 21, 2023, Erin Henderson resigned as Chief Business Officer to pursue other opportunities. On January 17, 2024, the Company entered into a Separation Agreement and General Release with Ms. Henderson, pursuant to which the Company agreed to engage The Aetos Group, a management consulting company founded and managed by Ms. Henderson (“Aetos”), to perform certain consulting services for the Company. On January 17, 2024, the Company entered into a Consulting Agreement with Aetos, pursuant to which Aetos will provide consulting services to the Company until April 25, 2024, and receive a monthly fee of approximately $27,083.

On and effective January 10, 2024, Dr. Neil Campbell resigned as Chief Executive Officer, President and Director. The Company entered into a Release of Claims with Dr. Campbell, pursuant to which Dr. Campbell will receive a one-time severance payment of $158,333. On January 12, 2024, the Board appointed Dr. Ralph Schiess, the Company’s Chief Science Officer, to serve as the Company’s Interim Chief Executive Officer. As Interim Chief Executive Officer, Dr. Schiess shall have general supervision and direction of the business and affairs of the Company.

On February 6, 2024, the Company appointed Thomas Meier, PhD, as a member of the Board of the Company.

On February 8, 2024, the Company appointed Ajit Singh as a member of the Board of the Company.

Recent Acquisitions:

Proteomedix

On December 15, 2023, Onconetix entered into a Share Exchange Agreement (the “Share Exchange Agreement”), by and among (i) Onconetix, (ii) Proteomedix (iii) each of the holders of outstanding capital stock or Proteomedix Convertible Securities (other than Proteomedix Stock Options (as defined below)) named therein (collectively, the “Sellers”) and (iv) Thomas Meier, in the capacity as the representative of Sellers in accordance with the terms and conditions of the Share Exchange Agreement (the “Sellers’ Representative”).

Pursuant to the Share Exchange Agreement, subject to the terms and conditions set forth therein, the Sellers agreed to sell to Onconetix (in the context of the Share Exchange, the “Buyer”), and Onconetix agreed to buy, all of the issued and outstanding equity interests of Proteomedix (the “Purchased Shares”) in exchange for newly issued shares of common stock of Onconetix, par value $0.00001 per share (“Buyer Common Stock”), and newly issued shares of Series B Convertible Preferred Stock, as further described below (the “Share Exchange” and the other transactions contemplated by the Share Exchange Agreement, the “Transactions”).

The consummation (the “Closing”) of the Share Exchange was subject to customary closing conditions and the execution of the Subscription Agreement (as defined below) entered into with an investor (the “Investor”). The Share Exchange closed on December 15, 2023 (the “Share Exchange Closing Date”).

Overview of Company

Founded in 2010, Proteomedix develops, markets and sells non-invasive diagnostic tests accompanied by decision support systems to detect and assess the prognosis of cancer. Proteomedix’s lead product, Proclarix®, is an in vitro diagnostic test for prostate cancer. Proteomedix is working to address all stages in cancer management by developing tools for both more accurate detection and more efficient treatment of cancer including (i) diagnostic tests to early detect and define the stage of cancer; (ii) prognostic tools for the identification of patients with aggressive disease; and (iii) stratification biomarkers to match patients with therapies that are more likely to be safe and effective.

Currently, prostate cancer stands as the most prevalent and second most fatal cancer type affecting men. The widespread utilization of PSA screening since it became broadly available in the 1980s helped reduce the occurrence of metastatic prostate cancers by over half, but also led to a notable increase in overdiagnosis, sometimes resulting in excessive treatment, severe complications, and potential psychological distress. Worldwide, approximately 100 million PSA tests for prostate cancer diagnosis are conducted annually, with around 10% yielding heightened PSA readings in a so-called diagnostic “grey zone” where the results of the PSA test are inconclusive. Consequently, there exists a considerable population of men each year who are notified of their heightened risk for prostate cancer based on elevated PSA levels, with limited options beyond invasive needle biopsies for managing their cancer risk.

Proclarix addresses the unsolved problem of prostate cancer overdiagnosis, which can lead to negative prostate biopsies that increase costs for the healthcare system and uncertainty for patients. Proclarix is approved for sale in the European Union under the IVDR. Clinical studies have confirmed that Proclarix accurately identifies clinically significant prostate cancer through a risk score derived from a clinical decision support system and could help avoid many unneeded biopsies. Proclarix as a clinical support system is designed to aggregate multimodal information in an effort to develop a patient-centric diagnostic approach. We intend to add more information to the risk score in the future, such as other biomarkers or magnetic resonance imaging data, to provide an even more powerful tool to guide the patient’s diagnostic journey. The markers and the bioinformatics algorithm used are patent-protected.

The guidelines of the European Association of Urology (“EAU”) and of the American Urological Association/Society of Urologic Oncology (“AUA/SUO”) both recommend the use of blood-based biomarker tests, such as Proclarix, to aid in the early detection and evaluation of prostate cancer. Proclarix can be performed in any laboratory using standard equipment. In Europe, Proteomedix has begun marketing Proclarix to pilot laboratories in selected markets that are open to self-pay to show initial adoption. In the United States, the development and commercialization of Proclarix is being pursued by Laboratory Corporation of America Holdings, more commonly called Labcorp, pursuant to an exclusive license agreement entered into between Proteomedix and Labcorp in 2023.

Consideration

In full payment for the Purchased Shares, Onconetix issued shares (the “Exchange Shares”) consisting of: (i) 3,675,414 shares of Buyer Common Stock equal to approximately 19.99% of the total issued and outstanding Buyer Common Stock prior to the Share Exchange and (ii) 2,696,729 shares of Series B Convertible Preferred Stock convertible into 269,672,900 shares of Buyer Common Stock. The parties agreed that the aggregate value of the Exchange Shares at Closing was equal to approximately Seventy-Five Million U.S. Dollars ($75,000,000) (the “Exchange Consideration”) less the value of the Proteomedix Shares for which the Proteomedix Stock Options are exercisable immediately prior to the Closing, subject to adjustment for indemnification as described below.

Tungsten Advisors acted as financial advisor to Proteomedix. As part of compensation for services rendered by Tungsten Advisors, $7,500,000 in Exchange Shares was issued to certain affiliates of Tungsten Advisors out of the total Exchange Consideration issued by Onconetix.

As a result of the Transactions, Proteomedix became a direct, wholly owned subsidiary of Onconetix. It is anticipated that, following the Conversion (as defined below) and closing of the investment pursuant to the Subscription Agreement (as defined below), Sellers will own 87.2% of the outstanding equity interests of Onconetix, the Investor will own 7.5% of the outstanding equity interests of Onconetix, and the stockholders of Buyer immediately prior to the Closing will own 5.30% of the outstanding equity interests of Onconetix.

Each option to purchase shares of Proteomedix (each, a “Proteomedix Stock Option”) outstanding immediately before the Closing, whether vested or unvested, remains outstanding until the Conversion unless otherwise terminated in accordance with its terms. At the Conversion, each outstanding Proteomedix Stock Option, whether vested unvested, shall be assumed by Onconetix and converted into the right to receive (a) an option to acquire shares of Buyer Common Stock (each, an “Assumed Option”) or (b) such other derivative security as Onconetix and Proteomedix may agree, subject in either case to substantially the same terms and conditions as were applicable to such Proteomedix Stock Option immediately before the Closing. Each Assumed Option shall: (i) represent the right to acquire a number of shares of Buyer Common Stock equal to the product of (A) the number of Proteomedix Common Shares that were subject to the corresponding Proteomedix Option immediately prior to the Closing, multiplied by (B) the Exchange Ratio; and (ii) have an exercise price (as rounded down to the nearest whole cent) equal to the quotient of (A) the exercise price of the corresponding Proteomedix Option, divided by (B) the Exchange Ratio.

Indemnification.    Until the earlier of (i) Stockholder Approval (as defined below) or (ii) June 30, 2024 (the “Claim Deadline”), Onconetix may assert Claims against Proteomedix and Sellers for any and all Losses incurred by Onconetix with respect to: (i) any inaccuracy in or breach of any of the representations or warranties made by Proteomedix contained in the Share Exchange Agreement or (ii) any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Proteomedix pursuant to the Share Exchange Agreement. Until the Claim Deadline, the Sellers’ Representative, acting on behalf of the Sellers, may assert Claims against Onconetix for any Loss incurred by the Sellers with respect to: (i) any inaccuracy in or breach of any of the representations or warranties of Onconetix contained in the Share Exchange Agreement or (ii) any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Onconetix pursuant to the Share Exchange Agreement.

The number of shares of Buyer Common Stock issued upon Conversion shall be increased or decreased by a number determined by dividing the Net Adjustment by the ten-day volume-weighted average price (“VWAP”) of the Buyer Common Stock for the ten (10)-day period preceding the third day prior to the Share Exchange Closing Date and rounding down to the nearest whole share; provided, however, that (i) there shall be no adjustment to the number of shares of Buyer Common Stock issued upon Conversion if the Net Adjustment is less than $1,000,000 and (ii) the number of shares of Buyer Common Stock issued upon Conversion shall not be increased or decreased by more than 10% of the number of shares of Buyer Common Stock that would be issuable absent such adjustment. As used herein, “Net Adjustment” means the absolute value of the difference between the aggregate adjustment in favor of each party with respect to Losses that is agreed by Buyer and the Sellers’ Representative or determined by a mutually acceptable dispute resolution firm.

From and after the Closing and until the first anniversary of the Closing, Sellers, severally and not jointly, are required to indemnify Onconetix and its affiliates and their respective representatives (collectively, the “Buyer Indemnitees”) against (i) any inaccuracy in or breach of any of the representations or warranties of such Seller contained in the Share Exchange Agreement and (ii) breach or non-fulfillment of any covenant, agreement or obligation to be performed by such Seller pursuant to the Share Exchange Agreement. Any payment due from any Seller in respect of an indemnification claim by any Buyer Indemnitee shall solely be satisfied by recourse to the Exchange Shares and the shares of Buyer Common Stock issuable upon the Conversion, with each share of Buyer Common Stock valued at the same price per share of Buyer Common Stock used to determine the Exchange Ratio.

Stockholder Approval

The issuance of the Conversion Shares, amendment of the Company’s amended and restated certificate of incorporation (the “Amended and Restated Certificate of Incorporation”) to authorize sufficient additional shares of Buyer Common Stock to permit the Conversion, and the appointment of certain individuals to the Board requires the approval of the Company’s stockholders (“Stockholder Approval”). Onconetix agreed to prepare and file with the SEC a proxy statement (a “Proxy Statement”) for the purpose of soliciting proxies from the stockholders of Onconetix for the matters to be acted on at the special meeting of the stockholders of Onconetix. Onconetix also agreed to prepare a registration statement on Form S-1 or Form S-4 in connection with the registration under the Securities Act, of the issuance of Buyer Securities to be issued under the Share Exchange Agreement and containing a Proxy Statement.

Series B Convertible Preferred Stock

Upon Stockholder Approval, each share of Series B Convertible Preferred Stock shall automatically convert into 100 shares of Buyer Common Stock in accordance with the terms of the Certificate of Designation, Preferences and Rights of Series B Convertible Preferred Stock (the “Series B Certificate of Designation”) (the “Conversion”). If Stockholder Approval is not obtained by January 1, 2025, Onconetix shall be obligated to cash settle the Series B Convertible Preferred Stock, as described below. The terms of the Series B Convertible Preferred Stock, as described in the Series B Certificate of Designation, are as follows:

Voting.    The shares of Series B Convertible Preferred Stock carry no voting rights except: (i) with respect to the election of the Proteomedix Director (as described below) and (ii) that the affirmative vote of the holders of a majority of the outstanding shares of Series B Convertible Preferred Stock (the “Majority Holders”), acting as a single class, shall be necessary to (A) alter or change adversely the powers, preferences or rights given to the Series B Convertible Preferred Stock, (B) alter or amend the Series B Certificate of Designation, or amend or repeal any provision of, or add any provision to, Onconetix’s Amended and Restated Certificate of Incorporation or bylaws, if such action would adversely alter or change the preferences, rights, privileges or powers of, or restrictions provided for the benefit of the Series B Convertible Preferred Stock, (C) issue further shares of Series B Convertible Preferred Stock or increase or decrease (other than by conversion) the number of authorized shares of Series B Convertible Preferred Stock, or (D) authorize or create any class or series of stock, or issue shares of any class or series of stock, that has powers, preferences or rights senior to the Series B Convertible Preferred Stock

Proteomedix Director.    The Majority Holders, voting exclusively and as a separate class, shall be entitled to elect one (1) director of Onconetix. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the Series B Convertible Preferred Stock. If the holders of Series B Convertible Preferred Stock fail to elect a director, then any directorship not so filled shall remain vacant until such time as the holders of the Series B Convertible Preferred Stock elect a person to fill such directorship; and no such directorship may be filled by stockholders of Onconetix other than by the holders of Series B Convertible Preferred Stock. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of Series B Convertible Preferred Stock shall constitute a quorum for the purpose of electing such director.

Redemption.    The shares of Series B Convertible Preferred Stock are not redeemable by Onconetix.

Liquidation Preference.    Upon a liquidation, dissolution or winding-up of Onconetix, whether voluntary or involuntary (a “Liquidation”), the holders of Series B Convertible Preferred Stock shall be entitled to receive out of the assets, whether capital or surplus, of Onconetix the same amount that a holder of Buyer Common Stock would receive if such Holder’s Series B Convertible Preferred Stock were fully converted to Buyer Common Stock at the Conversion Ratio (as defined below) plus an additional amount equal to any dividends declared but unpaid to such shares, which amounts shall be paid pari passu with all holders of Buyer Common Stock.

Dividends.    The holders of the Series B Convertible Preferred Stock shall be entitled to receive, dividends on shares of Series B Convertible Preferred Stock (on an as-if-converted-to-common-stock basis) equal to and in the same form, and in the same manner, as dividends (other than dividends on shares of the Buyer Common Stock payable in the form of Buyer Common Stock) actually paid on shares of the Buyer Common Stock when, as and if such dividends (other than dividends payable in the form of Buyer Common Stock) are paid on shares of the Buyer Common Stock.

Conversion.    Following Stockholder Approval, each share of Series B Convertible Preferred Stock shall be converted into shares of Buyer Common Stock (the “Conversion Shares”) at a ratio of 100 Conversion Shares for each share of Series B Convertible Preferred Stock (the “Conversion Ratio”). All shares of Series B Convertible Preferred Stock shall automatically and without any further action required be converted into Conversion Shares at the Conversion Ratio upon the latest date on which (i) Onconetix has received the Stockholder Approval with respect to the issuance of all of the shares of Buyer Common Stock issuable upon Conversion in excess of 20% of the issued and outstanding Buyer Common Stock on the Share Exchange Closing Date and (ii) Onconetix has effected an increase in the number of shares of Buyer Common Stock authorized under its Amended and Restated Certificate of Incorporation, to the extent required to consummate the Transactions.

Cash Settlement.    If, at any time after the earlier of the date of the Stockholder Approval or January 1, 2025 (the earliest such date, the “Cash Settlement Date”), Onconetix (x) has obtained the Stockholder Approval but fails to or has failed to deliver to a holder certificate or certificates representing the Conversion Shares, or deliver documentation of book entry form of (or cause its transfer agent to electronically deliver such evidence) Conversion Shares on or prior to the fifth business day after the date of the Stockholder Approval, or (y) has failed to obtain the Stockholder Approval, Onconetix shall, in either case, at the request of the holder setting forth such holder’s request to cash settle a number of shares of Series B Convertible Preferred Stock, pay to such holder an amount in cash equal to (i) the Fair Value (as defined below) of the shares of Series B Convertible Preferred Stock set forth in such request multiplied by (ii) the Conversion Ratio in effect on the trading day on which the request is delivered to Onconetix, with such payment to be made within two (2) business days from the date of the request by the holder, whereupon, after payment in full thereon by Onconetix, Onconetix’s obligations to deliver such shares underlying the request shall be extinguished. “Fair Value” of shares shall be fixed with reference to the last reported closing stock price on the principal trading market of the Buyer Common Stock on which the Buyer Common Stock is listed as of the trading day on which the request is delivered to Onconetix.

Certain Adjustments.    If Onconetix, at any time while the Series B Convertible Preferred Stock is outstanding: (A) pays a stock dividend or otherwise makes a distribution or distributions payable in shares of Buyer Common Stock; (B) subdivides outstanding shares of Buyer Common Stock into a larger number of shares; or (C) combines (including by way of a reverse stock split) outstanding shares of Buyer Common Stock into a smaller number of shares, then the Conversion Ratio shall be multiplied by a fraction of which the numerator shall be the number of shares of Buyer Common Stock outstanding immediately after such event and of which the denominator shall be the number of shares of Buyer Common Stock outstanding immediately before such event (excluding any treasury shares of the Corporation). If, at any time while the Series B Convertible Preferred Stock is outstanding, either (A) Onconetix effects any merger or consolidation of Onconetix with or into another person or any stock sale to, or other business combination with or into another person (other than such a transaction in which Onconetix is the surviving or continuing entity and holds at least a majority of the Buyer Common Stock after giving effect to the transaction and its Buyer Common Stock is not exchanged for or converted into other securities, cash or property), (B) Onconetix effects any sale, lease, transfer or exclusive license of all or substantially all of its assets in one transaction or a series of related transactions, (C) any tender offer or exchange offer (whether by Onconetix or another person) is completed pursuant to which more than 50% of the Buyer Common Stock not held by Onconetix or such person is exchanged for or converted into other securities, cash or property, or (D) Onconetix effects any reclassification of the Buyer Common Stock or any compulsory share exchange pursuant to which the Buyer Common Stock is effectively converted into or exchanged for other securities, cash or property (in any such case, a “Fundamental Transaction”), then, in connection with such Fundamental Transaction, the holders of Series B Convertible Preferred Stock shall receive in the Fundamental Transaction, the same kind and amount of securities, cash or property that a holder of Buyer Common Stock would receive if such holder’s Series B Convertible Preferred Stock were fully converted to Buyer Common Stock, plus an additional amount equal to any dividends declared but unpaid to such shares, which amounts shall be paid pari passu with all holders of Buyer Common Stock in the Fundamental Transaction (the “Alternate Consideration”). If holders of Buyer Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the holders of Series B Convertible Preferred Stock shall be given the same choice as to the Alternate Consideration it receives in such Fundamental Transaction.

Stockholder Subscription Agreement and Debenture

In connection with the Transactions, on December 15, 2023, Onconetix entered into a Subscription Agreement (the “Subscription Agreement”) with the Investor for a private placement of $5.0 million of units (the “Units”), each unit comprised of (i) one share of Common Stock and (ii) one pre-funded warrant (collectively, the “Warrants”) to purchase 0.3 shares of Common Stock at an exercise price of $0.001 per share, for an aggregate purchase price per Unit of $0.25 (the “Purchase Price”). Additional shares are issuable to the Investor to the extent the Investor continues to hold Common Stock included in the Units and if the VWAP during the 270 days following closing is less than the Purchase Price, as set forth in the Subscription Agreement.

On January 23, 2024, the Company issued a non-convertible debenture (the “Debenture”) to the Investor in the principal sum of $5.0 million, the payment of which shall offset the Purchase Price for the Units pursuant to the Subscription Agreement.

The Debenture has an interest rate of 4.0% per annum, and the principal and accrued interest are repayable in full upon the earlier of (i) the closing under the Subscription Agreement and (ii) June 30, 2024. Additionally, the $5.0 million subscription amount under the Subscription Agreement shall be increased by the amount of interest payable under the Debenture. As of February 12, 2024, a total of $5 million of principal was outstanding under the Debenture. For a full description of the terms of the Debenture, please refer to the Company’s Current Report on Form 8-K filed with the SEC on January 29, 2024.

ENTADFI

On April 19, 2023, the Company entered into the Veru Inc. (“Veru”) Asset Purchase Agreement (the “Veru APA”). Pursuant to, and subject to the terms and conditions of, the Veru APA, the Company purchased substantially all of the assets related to Veru ENTADFI business and assumed certain liabilities of Veru. The Transaction closed on April 19, 2023.

The Company purchased substantially all of Veru’s assets, rights and property related to ENTADFI for a total possible consideration of $100.0 million (as described below). The acquisition of ENTADFI capitalizes on the demonstrable success of the FDA-approved drug ENTADFI for treating benign prostatic hyperplasia and counteracting negative sexual side effects seen in men on alternative BPH therapies.

Pursuant to the terms of the Veru APA, the Company agreed to provide Veru with initial consideration totaling $20.0 million, consisting of (i) $6.0 million paid upon the closing of the Transaction, (ii) an additional $4.0 million in the form of a non-interest bearing note payable due on September 30, 2023, and (iii) an additional $10.0 million in the form of two equal (i.e. each for $5.0 million) non-interest bearing notes payable, each due on April 19, 2024 and September 30, 2024. On September 29, 2023, the Company entered into an amendment (the “Amendment”) of the Veru APA. Pursuant to the Amendment, the $4.0 million note payable originally due on September 30, 2023, was deemed paid and fully satisfied upon (1) the payment to Veru of $1 million in immediately available funds on September 29, 2023, and (2) the issuance to Veru by October 3, 2023 of 3,000 shares of Series A Preferred Stock of the Company (“Series A Preferred Stock”).

The terms of the Series A Preferred Stock are set forth in a Certificate of Designation, Preferences and Rights of Series A Preferred Stock (the “Series A Certificate of Designation”), which was filed with the State of Delaware on September 29, 2023. Pursuant to the Series A Certificate of Designation, each share of Series A Preferred Stock will convert one year from the date of issuance of the Series A Preferred Stock into that number of shares of the Company’s common stock determined by dividing the Stated Value (as defined in the Series A Certificate of Designation) of

$1,000 per share by the Conversion Price (as defined in the Series A Certificate of Designation) of $0.5254 per share, subject to adjustment as provided in the Series A Certificate of Designation, subject to certain shareholder approval limitations. The Series A Preferred Stock is entitled to share ratably in any dividends paid on the Company’s common stock (on an as-if-converted-to-common-stock basis), has no voting rights except as to certain significant matters specified in the Series A Certificate of Designation, and has a liquidation preference equal to the Stated Value of $1,000 per share plus any accrued but unpaid dividends thereon. The Series A Preferred Stock is redeemable in whole or in part at the Company’s option at any time. The Series A Certificate of Designation authorized the issuance of up to 10,000 shares of Series A Preferred Stock.

The Series A Preferred Stock issued to Seller is initially convertible, in the aggregate, into approximately 5,709,935 shares of the Company’s common stock, subject to adjustment and certain shareholder approval limitations specified in the Series A Certificate of Designation. Pursuant to the Amendment, the Company agreed to use commercially reasonable efforts to obtain such shareholder approval by December 31, 2023. The Company also agreed to include the shares of common stock issuable upon conversion of the Series A Preferred Stock in the next resale registration statement filed with the SEC.

Additionally, the terms of the Veru APA require the Company to pay Veru up to an additional $80.0 million based on the Company’s net sales from the ENTADFI business after closing. The Milestone Payments are payable as follows: (i) $10.0 million is payable if the Company’s annual net sales from the ENTADFI business equal or exceed $100.0 million, (ii) $20.0 million is payable if the Company’s annual net sales from the ENTADFI business equal or exceed $200.0 million, and (3) $50.0 million is payable if annual net sales from the ENTADFI business equal or exceed $500.0 million. No more than one Milestone Payment shall be made for the achievement of each net sales milestone. There can be no assurance that the net sales milestones for payment of any of the Milestone Payments will be reached.

Furthermore, in connection with the Transaction, the Company assumed royalty and milestone obligations under an asset purchase agreement for tadalafil-finasteride combination entered into by Veru and Camargo Pharmaceutical Services, LLC on December 11, 2017. The Camargo Obligations assumed by the Company include a 6% royalty on all sales of tadalafil-finasteride and sales milestone payments of up to $22.5 million as follows: (i) $5.0 million is payable upon the first time the Company achieves net sales from ENTADFI of $100.0 million during a calendar year, (ii) $7.5 million is payable upon the first time the Company achieves net sales from ENTADFI of $200.0 million during a calendar year, and (3) $10.0 million is payable upon the first time the Company achieves net sales from ENTADFI of $300.0 million during a calendar year.

WraSer

On June 13, 2023 (the “Execution Date”), the Company entered into an asset purchase agreement with WraSer and Xspire Pharma (collectively, “WraSer Seller”), and Legacy-Xspire Holdings, LLC, a Delaware limited liability company and the parent company of the WraSer Seller (“Parent”) (the “WraSer APA”). Pursuant to, and subject to the terms and conditions of, the WraSer APA, on the WraSer Closing Date (as defined below) the Company was to purchase six FDA-approved pharmaceutical assets across several indications, including cardiology, otic infections, and pain management (the “WraSer Assets”).

Under the terms of the WraSer APA, the Company was to purchase the WraSer Assets for (i) $3.5 million in cash at signing of the WraSer APA (the “Signing Cash”); (ii) $4.5 million in cash on the later of (x) 90 days after the signing of the WraSer APA or (y) the date that all closing conditions under the WraSer APA are met or otherwise waived (the “WraSer Closing Date”); (iii) 1.0 million shares of the Company’s common stock (the “Closing Shares”) issuable on the WraSer Closing Date, and (iv) $500,000 in cash one year from the WraSer Closing Date. The closing of the transaction was subject to certain customary closing conditions and the delivery to the Company of financial statements of the WraSer Seller and Parent for the fiscal years ended December 31, 2022, and 2021 audited by a qualified auditor reasonably acceptable to the Company.

Within 90 days of the WraSer Closing Date, the Company will use its best efforts to file with the SEC, (at its sole cost and expense,) a registration statement to register on Form S-3 registering under the Securities Act the resale of the Closing Shares and will use its best efforts to have the registration statement declared effective as soon as practicable after filing.

In conjunction with the WraSer APA, the Company and the WraSer Seller entered into a Management Services Agreement (the “WraSer MSA”) on the Execution Date. Pursuant to the terms of the WraSer MSA, the Company was to act as the manager of the WraSer Seller’s business during the period between the Execution Date and WraSer

Closing Date. During this period, the Company was to make advances to WraSer, if needed to sustain operations. The Company’s involvement as manager of the WraSer Seller’s business ended when WraSer filed for relief under chapter 11 of the U.S. Bankruptcy Code in the Bankruptcy Court (see below). If, on the WraSer Closing Date, the WraSer Seller’s cash balance is in excess of the target amount specified in the WraSer MSA of $1.1 million (the “Cash Target”), the Company was to apply that excess to the $4.5 million cash payment due upon closing. Conversely, if there was a shortfall, the Company would have been required to remit the difference to the WraSer Seller over time. Specifically, as the Company collected accounts receivable generated after the WraSer Closing Date, the Company would have been required to remit 50% of the collections to the WraSer Seller until the shortfall is paid in full. The WraSer MSA terminates on the WraSer Closing Date.

The WraSer APA can be terminated prior to closing as follows (i) upon agreement with all parties; (ii) upon breach of contract of either party, uncured within 20 days of notice. If the WraSer APA is terminated upon agreement with all parties or upon uncured breach of contract by the WraSer Seller, the initial $3.5 million payment is retained by the WraSer Seller. If it is determined that there is an uncured breach of contract by the WraSer Seller, and the WraSer APA is terminated, the Company will have an unsecured claim against WraSer for the $3.5 million payment made by the Company upon execution of the WraSer APA. The closing of the Transaction is subject to various closing conditions, including submission of the FDA transfer documentation to transfer ownership of the acquired product regulatory approvals to the Company.

On September 26, 2023, WraSer and its affiliates filed for relief under chapter 11 of the U.S. Bankruptcy Code in the Bankruptcy Court.

On October 4, 2023, the parties agreed to amend the WraSer APA. Shortly after its bankruptcy filing, WraSer filed a motion seeking approval of the WraSer APA as amended. The amendment, among other things, eliminates the $500,000 post-closing payment due June 13, 2024 and staggers the $4.5 million cash payment that the Company would otherwise have to pay at closing to: (i) $2.2 million to be paid at closing, (ii) $2.3 million, to be paid in monthly installments of $150,000 commencing January 2024 and (iii) 789 shares of Series A Preferred Stock to be paid at closing. The amendment also reduced the number of products we were acquiring by excluding pain medications and including only (i) Ciprofloxacin 0.3% and Fluocinolone 0.025% Otic Solution, under the trademark OTOVEL and its Authorized Generic Version approved under US FDA NDA No. 208251, (ii) Ciprofloxacin 0.2% Otic solution, under the trademark CETRAXAL, and (iii) Vorapaxar Sulfate tablets under the trademark Zontivity approved under US FDA NDA N204886.

In October 2023, WraSer alerted us that its sole manufacturer for the active pharmaceutical ingredient (“API”) for Zontivity, the key driver for the WraSer acquisition, would no longer manufacture the API for Zontivity. We believe that this development constituted a Material Adverse Effect under the WraSer APA and WraSer MSA enabling us to terminate the APA and MSA. On October 20, 2023, we filed a motion for relief from the automatic stay in the Bankruptcy Court to exercise our termination rights under the WraSer APA, as amended. On December 18, 2023, the Bankruptcy Court entered into an Agreed Order lifting the automatic stay to enable us to exercise our rights to terminate the WraSer APA and the WraSer MSA. On December 21, 2023, we filed a Notice with the Bankruptcy Court terminating the WraSer APA and the WraSer MSA. WraSer has advised us that it does not believe that a Material Adverse Event occurred. Due to the WraSer bankruptcy filing and our status as an unsecured creditor of WraSer, it is also unlikely that we will recover the $3.5 million Signing Cash or any costs and resources in connection with services provided by the Company under the WraSer MSA.

Agreement with Cardinal Health

On September 21, 2023, the Company entered into an Exclusive Distribution Agreement (the “Exclusive Distribution Agreement”), effective as of September 20, 2023 (the “Effective Date”), with Cardinal Health 105, LLC (“Cardinal Health”). Pursuant to, and subject to the terms and conditions of, the Exclusive Distribution Agreement, the Company engaged Cardinal Health as its exclusive third-party logistics distribution agent for sales of all of the Company’s commercial assets. The term of the Distribution Agreement is three years from the Effective Date and automatically renews for additional terms of one year each unless terminated pursuant to the terms of the Exclusive Distribution Agreement. Under the terms of the Exclusive Distribution Agreement, the Company must pay to Cardinal Health a one-time start-up fee of $15,500, a monthly account management fee of $7,000, and other fees for various services, including post-launch program implementation, information systems, warehouse operations, and financial services.

Corporate Name Change and Amendment to Bylaws

On April 21, 2023, the Company filed an amendment to its Amended and Restated Certificate of Incorporation with the Secretary of State of Delaware to change its corporate name from “Blue Water Vaccines Inc.” to “Blue Water Biotech, Inc.” The name change was effective as of April 21, 2023. In connection with the name change, the Company also amended the Company’s bylaws to reflect the new corporate name.

On December 15, 2023, the Company filed an amendment to its Amended and Restated Certificate of Incorporation with the Secretary of State of Delaware to change its corporate name from “Blue Water Biotech, Inc.” to “Onconetix, Inc.”. In connection with the name change, the Company also amended the Company’s bylaws to reflect the new corporate name.

On May 31, 2023, the Board amended the Company’s bylaws to reduce the quorum requirement at meetings of the Company’s stockholders from a majority of the voting power of the outstanding shares of stock of the Company entitled to vote, to one-third of the voting power of the outstanding shares of stock of the Company entitled to vote, effective immediately. No other changes were made to the bylaws.

Warrant Inducement

On July 31, 2023, the Company entered into the Inducement Letter with the holder (the “Holder”) of the Existing PIOs (as defined below). Pursuant to the Inducement Letter, the Holder agreed to exercise for cash its existing preferred investment options to purchase an aggregate of 2,486,214 shares of the Company’s common stock (the “Existing PIOs”), at a reduced exercise price of $1.09 per share, in exchange for the Company’s agreement to issue Inducement PIOs to purchase up to 4,972,428 shares of the Company’s common stock. The Inducement PIOs have substantially the same terms as the Existing PIOs, except that the Inducement PIOs have an exercise price of $1.09 per share and a term of five (5) years from the date of issuance. On August 2, 2023, the Company consummated the Warrant Inducement. The Company received aggregate net proceeds of approximately $2.3 million from the Warrant Inducement, after deducting placement agent fees and other offering expenses payable by the Company.

The Company engaged Wainwright to act as its placement agent in connection with the Warrant Inducement and paid Wainwright a cash fee equal to 7.5% of the gross proceeds received from the exercise of the Existing PIOs as well as a management fee equal to 1.0% of the gross proceeds from the exercise of the Existing PIOs. The Company also agreed to reimburse Wainwright for its expenses in connection with the exercise of the Existing PIOs and the issuance of the Inducement PIOs, $50,000 for fees and expenses of legal counsel and other out-of-pocket expenses and agreed to pay Wainwright for non-accountable expenses in the amount of $35,000 and a clearing fee of $15,950. In addition, the exercise for cash of the Existing PIOs triggered the issuance to Wainwright or its designees, warrants to purchase 149,173 shares of common stock, which have the same terms as the Inducement PIOs, except for an exercise price equal to $1.3625 per share. The Company also agreed to pay Wainright a 7.5% cash fee for cash of the Inducement PIOs and issue warrants to Wainwright or its designees upon any exercise for cash of the Inducement PIOs, that number of shares of common stock equal to 6.0% of the aggregate number of such shares of common stock underlying the Inducement PIOs that have been exercised, also with an exercise price of $1.3625. The maximum cash payable under this provision is $406,496, and the maximum number of warrants issuable under this provision is 298,346.

Nasdaq Compliance

On September 18, 2023, we received notice from Nasdaq staff indicating that, based upon the closing bid price of the Common Stock for the prior 30 consecutive business days, we were not in compliance with the requirement to maintain a minimum bid price of $1.00 per share for continued listing on Nasdaq, as set forth in Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Rule”). We have 180 days from September 18, 2023, or through March 16, 2024, to regain compliance with the Bid Price Rule.

On August 22, 2023, we received a notice from Nasdaq that we were not in compliance with Nasdaq Listing Rule 5250(c)(1), which requires listed companies to timely file all required periodic financial reports with the SEC, given our failure to timely file our Quarterly Report on Form 10-Q for the quarter ended June 30, 2023. On October 20, 2023, we announced that we had regained compliance with Nasdaq Listing Rule 5250(c)(1).

Corporate Information

We were incorporated in Delaware on October 26, 2018. Our principal executive offices are located at 201 E. Fifth Street, Suite 1900, Cincinnati, Ohio 45202, and our telephone number is (513) 620-4101. Our corporate website address is www.onconetix.com. The information contained on or accessible through our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

The Warrant Inducement

Common Stock outstanding prior to this offering	22,324,576 shares.
Shares of Common Stock offered by the Selling Stockholders	5,121,601 shares of Common Stock consisting of 5,121,601 Inducement PIO Shares.
Common Stock to be outstanding after this offering	27,446,177 shares (assuming the exercise of the PIOs)
Use of proceeds	We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of the shares of Common Stock covered hereby by the Selling Stockholders.
Terms of this offering

The Selling Stockholders, including their transferees, donees, pledgees, assignees and successors-in-interest, may sell, transfer or otherwise dispose of any or all of the shares of Common Stock offered by this prospectus from time to time on The Nasdaq Capital Market or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. The shares of Common Stock may be sold at fixed prices, at market prices prevailing at the time of sale, at prices related to prevailing market price or at negotiated prices.

Nasdaq symbol	Our Common Stock is listed on The Nasdaq Capital Market under the symbol “ONCO.”
Risk Factors

Investing in our securities involves significant risks. Before making a decision whether to invest in our securities, please read the information contained in or incorporated by reference under the heading “Risk Factors” in this prospectus, the documents we have incorporated by reference herein and under similar headings in other documents filed after the date hereof and incorporated by reference into this prospectus. See “Incorporation of Certain Information by Reference” and “Where You Can Find More Information.”

RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully consider the risks and uncertainties described in this prospectus, in our most recent Annual Report on Form 10-K, as supplemented and updated by subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that we have filed or will file with the SEC, and in other documents which are incorporated by reference into this prospectus, before making an investment decision pursuant to this.

Our business, financial condition and results of operations could be materially and adversely affected by any or all of these risks or by additional risks and uncertainties not presently known to us or that we currently deem immaterial that may adversely affect us in the future.

There is substantial doubt about our ability to continue as a “going concern.”

The Company has incurred substantial operating losses since inception and expects to continue to incur significant operating losses for the foreseeable future. As of September 30, 2023, the Company had cash of approximately $7.7 million, a working capital deficit of approximately $8.1 million and an accumulated deficit of approximately $34.4 million.

The Company will require significant additional capital to fund its continuing operations, satisfy existing and future obligations and liabilities, and otherwise support the Company’s working capital needs and business activities, including making the remaining payments to Veru, the commercialization of ENTADFI and Proclarix, and the development and commercialization of its current product candidates and future product candidates. Management’s plans include generating product revenue from sales of ENTADFI and Proclarix, which are subject to successful commercialization activities, some of which are outside of the Company’s control, including but not limited to, securing contracts with wholesalers and third party payers, securing contracts with third-party logistics providers, obtaining required licensure in various jurisdictions, as well as attempting to secure additional required funding through equity or debt financings if available. However, there are currently no commitments in place for further financing nor is there any assurance that such financing will be available to the Company on favorable terms, if at all. If the Company is unable to secure additional capital, it may be required to curtail any clinical trials, development and/or commercialization of products and product candidates, and it may take additional measures to reduce expenses in order to conserve its cash in amounts sufficient to sustain operations and meet its obligations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of time within one year after the date of the issuance of the condensed financial statements incorporated by reference in this Registration Statement. If Stockholder Approval is not obtained, the Series B Convertible Preferred Stock becomes redeemable by the holders of the Series B Convertible Preferred Stock for cash. The Company does not currently have sufficient cash to redeem the shares of Series B Convertible Preferred Stock.

We entered into an asset purchase agreement and management services agreement with WraSer, which have been terminated because we believe that a material adverse event has occurred with respect to the WraSer Assets. However, the termination is subject to WraSer’s right to challenge the termination and assert claims against us.

On June 13, 2023, we entered into the WraSer APA and the WraSer MSA with WraSer in connection with the purchase of the WraSer Assets. Under the WraSer APA, we paid $3.5 million in cash to WraSer at signing. In October 2023, WraSer alerted us that its sole manufacturer for the API for Zontivity, the key driver for the WraSer acquisition, would no longer manufacture the API for Zontivity. We believed that this development constituted a Material Adverse Effect under the WraSer APA enabling us to terminate the WraSer APA and the WraSer MSA. On October 20, 2023, we filed a motion for relief from the automatic stay in the Bankruptcy Court to exercise our termination rights under the WraSer APA, as amended. On December 18, 2023, the Bankruptcy Court entered an Agreed Order lifting the automatic stay to enable us to exercise our rights to terminate the WraSer APA and the WraSer MSA without prejudice to the parties’ respective rights, remedies, claims and defenses they had against one another under the WraSer APA and the WraSer MSA. On December 21, 2023, we filed a Notice with the Bankruptcy Court terminating the WraSer APA and the WraSer MSA. WraSer has advised us that it does not believe that a Material Adverse Event occurred. Due to the WraSer bankruptcy filing and our status as an unsecured creditor of WraSer, it is also unlikely that we will recover the $3.5 million Signing Cash or any costs and resources in connection with services provided by the Company under the WraSer MSA.

Company stockholders may not realize a benefit from the ENTADFI or Proteomedix acquisitions commensurate with the ownership dilution they will experience in connection with the transactions.

If the Company is unable to realize the full strategic and financial benefits currently anticipated from the recent ENTADFI and Proteomedix acquisitions, our stockholders may experience a dilution of their ownership interests our Company without receiving any commensurate benefit, or only receiving part of the commensurate benefit to the extent the Company is able to realize only part of the strategic and financial benefits currently anticipated from the transactions.

The issuance or conversion of securities would result in significant dilution in the equity interest of existing stockholders and adversely affect the marketplace of the securities.

The issuance or conversion of common shares or other securities convertible into common shares would result in significant dilution in the equity interest of existing stockholders and adversely affect the market price of the common shares. We have issued 3,000 shares of Series A Preferred Stock to Veru which are initially convertible one year from issuance, in the aggregate, into 5,709,935 shares of the Company’s common stock, subject to adjustment and certain shareholder approval limitations specified in the Series A Certificate of Designations. We have issued 2,696,729 shares of Series B Preferred Stock to former stockholders of Proteomedix which are initially convertible, in the aggregate, into 269,672,900 shares of the Company’s common stock, subject to adjustment and certain shareholder approval limitations specified in the Series B Certificate of Designation. These and other future issuances or conversions of securities may result in significant dilution to existing stockholders, which could adversely impact your investment.

We may have violated Section 13(k) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) implementing Section 402 of the Sarbanes-Oxley Act of 2002) and may be subject to sanctions as a result.

Section 13(k) of the Exchange Act provides that it is unlawful for a company that has a class of securities registered under Section 12 of the Exchange Act to, directly or indirectly, including through any subsidiary, extend or maintain credit in the form of a personal loan to or for any of its directors or executive officers. In the fiscal year ended December 31, 2022, and the nine months ended September 30, 2023, we paid certain expenses of our former Chief Executive Officer and Chairman of the Board, which may be deemed to be personal loans made by us to our former Chief Executive Officer and Chairman of the Board that are not permissible under Section 13(k) of the Exchange Act. Issuers that are found to have violated Section 13(k) of the Exchange Act may be subject to civil sanctions, including injunctive remedies and monetary penalties, as well as criminal sanctions. The imposition of any of such sanctions on us could have a material adverse effect on our business, financial position, results of operations or cash flows.

Misconduct and errors by our current and former employees and our third-party service providers could cause a material adverse effect on our business and reputation.

Our employees and third-party service providers are integral to our business operations, including confidential information. If any such information were leaked to unintended recipients due to human error, theft, malicious sabotage or fraudulent manipulation, we may be subject to liability for loss of such information. Further, if any of our employees or third-party service providers absconded with our proprietary data or know-how in order to compete with us, our competitive position may be materially and adversely affected.

Any improper conduct or use of funds by any of our employees or third-party service providers in contravention of our protocols and policies may lead to regulatory and disciplinary proceedings involving us. We may be perceived to have facilitated or participated in such conduct and we could be subject to liability, damages, penalties and reputational damage. It is impossible to completely identify and eradicate all risks of misconduct or human errors, and our precautionary measures may not be able to effectively detect and prevent such risks from happening.

The occurrence of any of the above risks could result in a material adverse effect on our business and results of operations, as we are exposed to potential liability to borrowers and investors, reputational damage, regulatory intervention, financial harm. Our ability to attract new and retain existing borrowers and investors and operate as an ongoing concern may be impaired.

We may consider strategic alternatives in order to maximize stockholder value, including financing, strategic alliances, licensing arrangements, acquisitions or the possible sale of our business. We may not be able to identify or consummate any suitable strategic alternatives and any consummated strategic alternatives may not be successful.

We may consider all strategic alternatives that may be available to us to maximize stockholder value, including financing, strategic alliances, licensing arrangements, acquisitions or the possible sale of our business. Our exploration of various strategic alternatives may not result in any specific action or transaction. To the extent that this engagement results in a transaction, our business objectives may change depending upon the nature of the transaction. There can be no assurance that we will enter into any transaction as a result of the engagement. Furthermore, if we determine to engage in a strategic transaction, we cannot predict the impact that such strategic transaction might have on our operations or stock price. We also cannot predict the impact on our stock price if we fail to enter into a transaction.

In addition, we face significant competition in seeking appropriate strategic partners, and the negotiation process is time-consuming and complex. Moreover, we may not be successful in our efforts to establish a strategic partnership or other alternative arrangements for our business activities because they may be deemed to be at too early of a stage of development for collaborative effort. Any delays in entering into new strategic partnership agreements harm our business prospects, financial condition and results of operations.

If we license products or businesses, we may not be able to realize the benefit of such transactions if we are unable to successfully integrate them with our existing operations and company culture. We cannot be certain that, following a strategic transaction or license, we will achieve the results, revenue or specific net income that justifies such transaction.

As a result of our failure to timely file our Quarterly Report on Form 10-Q for the quarter ended June 30, 2023, we are currently ineligible to file new short form registration statements on Form S-3, which may impair our ability to raise capital on terms favorable to us, in a timely manner or at all.

Form S-3 permits eligible issuers to conduct registered offerings using a short form registration statement that allows the issuer to incorporate by reference its past and future filings and reports made under the Exchange Act. In addition, Form S-3 enables eligible issuers to conduct primary offerings “off the shelf” under Rule 415 of the Securities Act. The shelf registration process, combined with the ability to forward incorporate information, allows issuers to avoid delays and interruptions in the offering process and to access the capital markets in a more expeditious and efficient manner than raising capital in a standard registered offering pursuant to a Registration Statement on Form S-1.

As a result of our failure to timely file our Quarterly Report on Form 10-Q for quarter ended June 30, 2023, we are currently ineligible to file new short form registration statements on Form S-3 and we will be unable to conduct “off the shelf” offerings under Rule 415 of the Securities Act using our currently effective Registration Statement on Form S-3 (File No. 333-270383) after we file our annual report for the fiscal year ended December 31, 2023. As a result, we may be unable to conduct an “at the market” offering pursuant to our At The Market Offering Agreement with H.C. Wainwright & Co., LLC after such date. In addition, if we seek to access the capital markets through a registered offering during the period of time that we are unable to use Form S-3, we may be required to publicly disclose the proposed offering and the material terms thereof before the offering commences, we may experience delays in the offering process due to SEC review of a Form S-1 registration statement and we may incur increased offering and transaction costs and other considerations. Disclosing a public offering prior to the formal commencement of an offering may result in downward pressure on our stock price. In addition, our inability to conduct an offering “off the shelf” may require us to offer terms that may not be advantageous (or may be less advantageous) to us or may generally reduce our ability to raise capital in a registered offering. If we are unable to raise capital through a registered offering, we would be required to conduct our financing transactions on a private placement basis, which may be subject to pricing, size and other limitations imposed under Nasdaq rules.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired. We have identified weaknesses in our internal controls, and we cannot provide assurances that these weaknesses will be effectively remediated, or that additional material weaknesses will not occur in the future.

We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and Nasdaq rules and regulations. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, is designed to prevent fraud. We must perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Annual Report on Form 10-K for each year, as required by Section 404 of the Sarbanes-Oxley Act (“Section 404”). This requires significant management efforts and requires us to incur substantial professional fees and internal costs to expand our accounting and finance functions. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations. In addition, any testing by us, as and when required, conducted in connection with Section 404, or any subsequent testing by our independent registered public accounting firm, as and when required, may reveal deficiencies in our internal controls over financial reporting that are deemed to be significant deficiencies or material weaknesses or that may require prospective or retroactive changes to our financial statements, or may identify other areas for further attention or improvement. Furthermore, we cannot be certain that our efforts will be sufficient to remediate or prevent future material weaknesses or significant deficiencies from occurring.

We do not yet have effective disclosure controls and procedures, or internal controls over all aspects of our financial reporting. Specifically, we have identified the following control deficiencies which we believe are material weaknesses.

•        We did not maintain an effective control environment as there was an inadequate segregation of duties with respect to certain cash disbursements. The processing and the approval for payment of credit card transactions and certain bank wires were being handled by the former CEO and an accounting employee, and the accounting employee was responsible for the reconciliation of credit card statements and bank statements. This allowed these individuals to submit unauthorized payments to unauthorized third parties.

•        We did not have an effective risk assessment process over the identification of fraud risks surrounding the authorization, identification, approval and reporting of personal expenses charged to the Company’s corporate credit cards.

•        We did not design and maintain effective monitoring of compliance with established accounting policies and procedures.

•        Our controls over the approval and reporting of expenses paid with the Company’s credit cards and certain bank wires were not designed and maintained to achieve the Company’s objectives.

•        We failed to employ a sufficient number of staff to maintain optimal segregation of duties, maintain adequate internal controls surrounding information technology procedures, such as a lack of a written information security policy, maintain adequate controls over the approval and posting of journal entries, and to provide optimal levels of oversight in order to process financial information in a timely manner, analyze and account for complex, non-routine transactions, and prepare financial statements.

•        We do not yet have adequate internal controls in place for the timely identification, approval or reporting of related party transactions.

We cannot provide assurances that these weaknesses will be effectively remediated, or that additional material weaknesses will not occur in the future.

As a result of the material weaknesses in our internal controls over financial reporting described above, and other matters raised or that may in the future be raised by the SEC, we may face for the prospect of litigation or other disputes which may include, among others, claims invoking the federal and state securities laws, contractual claims or other claims arising from the material weaknesses in our internal control over financial reporting and the preparation of our financial statements, any of which claims could result in adverse effects to our business. As of the date hereof, we have no knowledge of any such litigation or dispute.

We expect to rely on third party manufacturers for ENTADFI and Proclarix.

For the foreseeable future, we expect to and do rely on third-party manufacturers and other third parties to produce, package and store sufficient quantities of ENTADFI and Proclarix to meet demand. ENTADFI and Proclarix is complicated and expensive to manufacture. If our third-party manufacturers fail to deliver ENTADFI or Proclarix for commercial sale on a timely basis, with sufficient quality, and at commercially reasonable prices, we may be required to delay or suspend commercial sales and/or production of ENTADFI and Proclarix. While we may be able to identify replacement third-party manufacturers or develop our own manufacturing capabilities for ENTADFI and Proclarix, this process would likely cause a delay in the availability of ENTADFI and/or Proclarix and an increase in costs. In addition, third-party manufacturers may have a limited number of facilities in which ENTADFI and Proclarix can be produced, and any interruption of the operation of those facilities due to events such as equipment malfunction or failure or damage to the facility by natural disasters could result in the cancellation of shipments, loss of product in the manufacturing process or a shortfall in ENTADFI and Proclarix.

In addition, regulatory requirements could pose barriers to the manufacture of ENTADFI and Proclarix. Third-party manufacturers are required to comply with the FDA’s cGMPs for ENTADFI. As a result, the facilities used by any manufacturers of ENTADFI, must maintain a compliance status acceptable to the FDA. Holders of NDAs, or other forms of FDA approvals or clearances, or those distributing a regulated product under their own name, are responsible for manufacturing even though that manufacturing is conducted by a third-party contract manufacturing organization (“CMO”). Our third-party manufacturers will be required to produce ENTADFI under FDA cGMPs in order to meet acceptable standards. Our third-party manufacturers may not perform their obligations under their agreements with us or may discontinue their business before the time required by us to commercialize our drug candidates. In addition, our manufacturers will be subject to ongoing periodic unannounced inspections by the FDA and corresponding state and foreign agencies for compliance with cGMPs and similar regulatory requirements. Failure by any of our manufacturers to comply with applicable cGMPs could result in sanctions being imposed on us, including fines, injunctions, civil penalties, delays, suspensions or withdrawals of approvals, operating restrictions, interruptions in supply, recalls, withdrawals, issuance of safety alerts and criminal prosecutions, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects. Finally, we also could experience manufacturing delays if our CMOs give greater priority to the supply of other products over ENTADFI or Proclarix or otherwise do not satisfactorily perform according to the terms of their agreements with us.

If any supplier for ENTADFI or Proclarix experiences any significant difficulties in its manufacturing processes, does not comply with the terms of the agreement between us or does not devote sufficient time, energy and care to providing our manufacturing needs, we could experience significant interruptions in the supply of ENTADFI and/or Proclarix, which could impair our ability to supply ENTADFI and/or Proclarix at the levels required for commercialization and prevent or delay its successful development and commercialization.

Disruptions to or significantly increased costs associated with transportation and other distribution channels for ENTADFI and/or Proclarix may adversely affect our margins and profitability.

We expect to rely on the uninterrupted and efficient operation of third-party logistics companies to transport and deliver ENTADFI and Proclarix. These third-party logistics companies may experience disruptions to the transportation channels used to distribute our products, including disruptions caused by the COVID-19 pandemic, increased airport and shipping port congestion, a lack of transportation capacity, increased fuel expenses, and a shortage of manpower or capital or due to other business interruptions. Disruptions to the transportation channels experienced by our third-party logistics companies may result in increased costs, including the additional use of airfreight to meet demand. Disruptions to this business model or our relationship with the third party if, for example, performance fails to meet our expectations, could harm our business.

We may fail or elect not to commercialize our products.

We may not successfully commercialize our products. We or our collaboration partners in any potential commercial marketing efforts of our products may not be successful in achieving widespread patient or physician awareness or acceptance of this product. Also, we may be subject to pricing pressures from competitive products or from governmental or commercial payors or regulatory bodies that could make it difficult or impossible for us to commercialize our products. Any failure to commercialize our products could have a material adverse effect on our future revenue and our business.

If we fail to commercialize our products, our business, financial condition, results of operations and prospects may be materially adversely affected and our reputation in the industry and in the investment community would likely be damaged.

We may not be able to gain and retain market acceptance for our products.

Physicians may not prescribe our products, which would prevent our products from generating revenue. Market acceptance of our products by physicians, patients and payors, will depend on a number of factors, many of which are beyond our control, including the following:

•        the clinical indications for which our products are approved, if at all;

•        acceptance by physicians and payors of our products as safe and effective treatment or test;

•        the cost in relation to alternative treatments or tests;

•        the relative convenience and ease of administration of our products for the conditions for which they are intended;

•        the availability and efficacy of competitive drugs or tests;

•        the effectiveness of our sales and marketing efforts;

•        the extent to which our products are approved for inclusion on formularies of hospitals and managed care organizations;

•        the availability of coverage and adequate reimbursement by third parties, such as insurance companies and other health care payors, or by government health care programs, including Medicare and Medicaid;

•        limitations or warnings contained in a product’s FDA or other applicable regulatory agency’s approved labeling; and

•        prevalence and severity of adverse side effects.

Even if the medical community accepts that our products are safe and efficacious for its approved indications, physicians may not immediately be receptive to the use or may be slow to adopt such products as an accepted treatment or test for the conditions for which it is intended. Without head-to-head comparative data, we will also not be able to promote our products as being superior to competing products. If our products do not achieve an adequate level of acceptance by physicians and payors, we may not generate sufficient or any revenue from this product. In addition, our efforts to educate the medical community and third-party payors on the benefits of our product may require significant resources and may never be successful.

In addition, even if our products achieve market acceptance, we may not be able to maintain that market acceptance over time if:

•        new products or technologies are introduced that are more favorably received than our products, are more cost effective or render our products obsolete;

•        unforeseen complications arise with respect to use of our products or

•        sufficient third-party insurance coverage or reimbursement does not remain available.

ENTADFI is subject to competition from other BPH drugs and larger, well-established companies with substantially greater resources than us.

We are engaged in the marketing of a product in industries, including the pharmaceutical industry, that are highly competitive. The pharmaceutical industry is also characterized by extensive research and rapid technological progress. Potential competitors with respect to ENTADFI in North America, Europe and elsewhere include major pharmaceutical companies, specialty pharmaceutical companies and biotechnology firms, universities and other research institutions and government agencies. Many of our competitors have substantially greater research and development and regulatory capabilities and experience, and substantially greater management, manufacturing, distribution, marketing and financial resources, than we have. We may be unable to compete successfully against current and future competitors, and competitive pressures could have a negative effect on our net revenues and profit margins.

Other parties have developed and marketed drugs for BPH that have been accepted by the physician, patient and payor communities. Many of these other products have also reached the point where they are now generic drugs, which means that they are sold at a very low price, a price which ENTADFI may not be able to meet which could limit the reach of ENTADFI into the physician, patient and payor communities, including government payors.

We may not be able to successfully implement our strategy to grow sales of ENTADFI in the U.S. market and Proclarix in the European and U.S. markets, or, if authorized, in any foreign market.

We may not be able to expand sales of ENTADFI or Proclarix through partnering with telemedicine or other partners or with commercial diagnostic providers or through our own commercialization efforts. We may not be able to command a price with private and government payors for ENTADFI or Proclarix that would justify our devotion of significant resources to attempting to grow sales of ENTADFI or Proclarix. We may not be able to compete efficiently or effectively in a mature BPH market that is heavily generic or a prostate cancer diagnostics market that is highly competitive. Failure to grow sales of ENTADFI or Proclarix would have a negative effect on our revenue and future plans.

There can be no assurance that we will be able to comply with the continued listing standards of Nasdaq.

Our continued eligibility for listing on Nasdaq depends on our ability to comply with Nasdaq’s continued listing requirements.

On September 18, 2023, we received notice from Nasdaq staff indicating that, based upon the closing bid price of the Common Stock for the prior 30 consecutive business days, we were not in compliance with the requirement to maintain a minimum bid price of $1.00 per share for continued listing on Nasdaq, as set forth in Nasdaq Listing Rule 5550(a)(2). We have 180 days from September 18, 2023, or through March 16, 2024, to regain compliance with the Bid Price Rule.

If Nasdaq delists our common stock from trading on its exchange for failure to meet the Bid Price Rule or any other listing standards, we and our stockholders could face significant material adverse consequences including:

•        a limited availability of market quotations for our securities;

•        a determination that our common stock is a “penny stock,” which will require brokers trading in our common stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our common stock;

•        a limited amount of analyst coverage; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

A substantial number of shares of Common Stock may be sold in the market following this offering, which may depress the market price for our Common Stock.

Following this offering, a large number of shares of Common Stock may be sold in the market, which may depress the market price of our Common Stock. Sales of a substantial number of shares of our Common Stock in the public market following this offering could cause the market price of our Common Stock to decline. A substantial majority of the outstanding shares of our Common Stock are, and the shares of Common Stock issuable upon exercise of the PIOs will be, freely tradable without restriction or further registration under the Securities Act, unless owned or purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the Common Stock by the Selling Stockholders. Any proceeds we receive from the exercise of the PIOs will be used for general corporate and working capital or for other purposes that the Board, in its good faith, deems to be in the best interest of the Company. No assurances can be given that any of such PIOs will be exercised or exercised for cash.

DETERMINATION OF OFFERING PRICE

The Selling Stockholders will offer Common Stock at the prevailing market prices or a privately negotiated price as it may determine from time to time.

The offering price of our Common Stock to be sold by the Selling Stockholders does not necessarily bear any relationship to our book value, assets, past operating results, financial condition or any other established criteria of value. The facts considered in determining the offering price were our financial condition and prospects, our limited operating history and the general condition of the securities market.

In addition, there is no assurance that our Common Stock will trade at market prices in excess of the offering price as prices for our Common Stock in any public market will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity.

DESCRIPTION OF CAPITAL STOCK

General

Our Amended and Restated Certificate of Incorporation authorizes the issuance of up to 250,000,000 shares of common stock, $0.00001 par value per share, and 10,000,000 shares of preferred stock, $0.00001 par value per share. As of the date of this prospectus, we have 22,841,975 and 22,324,576 shares of common stock issued and outstanding, respectively, and 2,699,729 shares of preferred stock issued and outstanding. Our shares of common stock are held of record by approximately 39 stockholders.

Common Stock

Our common stock is listed on the Nasdaq Capital Market under the symbol “ONCO.”

Under the terms of our Amended and Restated Certificate of Incorporation, holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders, including the election of directors, and do not have cumulative voting rights. The holders of outstanding shares of common stock are entitled to receive dividends out of assets or funds legally available for the payment of dividends of such times and in such amounts as our Board from time to time may determine. Our common stock is not entitled to pre-emptive rights and is not subject to conversion or redemption. Upon liquidation, dissolution or winding up of our company, the assets legally available for distribution to stockholders are distributable ratably among the holders of our common stock after payment of liquidation preferences, if any, on any outstanding payment of other claims of creditors. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Under the terms of our Amended and Restated Certificate of Incorporation, our Board is authorized, without further action by the stockholders, to establish one or more class or series, and fix the relative rights and preferences of the company’s undesignated capital stock.

Series A Convertible Preferred Stock

The terms of the Series A Convertible Preferred Stock are set forth in the Series A Certificate of Designation which was filed with the State of Delaware on September 29, 2023. Pursuant to the Series A Certificate of Designation, each share of Series A Preferred Stock is convertible by Veru at any time and from time to time from and after one year from the date of issuance of the Series A Preferred Stock into that number of shares of the Company’s Common Stock determined by dividing the Stated Value (as defined in the Series A Certificate of Designation) of $1,000 per share by the Conversion Price (as defined in the Series A Certificate of Designation) of $0.5254 per share, subject to adjustment as provided in the Series A Certificate of Designation, subject to certain shareholder approval limitations. The Series A Preferred Stock is entitled to share ratably in any dividends paid on the Company’s Common Stock (on an as-if-converted-to-common-stock basis), has no voting rights except as to certain significant matters specified in the Series A Certificate of Designation, and has a liquidation preference equal to the Stated Value of $1,000 per share plus any accrued but unpaid dividends thereon. The Series A Preferred Stock is redeemable in whole or in part at the Company’s option at any time.

The Series A Preferred Stock issued to Veru is initially convertible, in the aggregate, into approximately 5,709,935 shares of the Company’s common stock, subject to adjustment and certain shareholder approval limitations specified in the Series A Certificate of Designation. Pursuant to the Amendment, the Company agreed to use commercially reasonable efforts to obtain such shareholder approval by December 31, 2023. As of February 12, 2024, such shareholder approval has not been obtained. The Company also agreed to include the shares of Common Stock issuable upon conversion of the Series A Preferred Stock in the next resale registration statement filed with the SEC.

Series B Convertible Preferred Stock

Upon Stockholder Approval, each share of Series B Convertible Preferred Stock shall automatically convert into 100 shares of Buyer Common Stock in accordance with the terms of the Series B Certificate of Designation. If Stockholder Approval is not obtained by January 1, 2025, the Company shall be obligated to cash settle the Series B Convertible Preferred Stock, as described below. The terms of the Series B Convertible Preferred Stock, as described in the Series B Certificate of Designation, are as follows:

Voting.    The shares of Series B Convertible Preferred Stock carry no voting rights except: (i) with respect to the election of the Proteomedix Director and (ii) that the affirmative vote of the Majority Holders acting as a single class, shall be necessary to (A) alter or change adversely the powers, preferences or rights given to the Series B Convertible Preferred Stock, (B) alter or amend the Series B Certificate of Designation, or amend or repeal any provision of, or add any provision to, the Company’s Amended and Restated Certificate of Incorporation or bylaws, if such action would adversely alter or change the preferences, rights, privileges or powers of, or restrictions provided for the benefit of the Series B Convertible Preferred Stock, (C) issue further shares of Series B Convertible Preferred Stock or increase or decrease (other than by conversion) the number of authorized shares of Series B Convertible Preferred Stock, or (D) authorize or create any class or series of stock, or issue shares of any class or series of stock, that has powers, preferences or rights senior to the Series B Convertible Preferred Stock

Proteomedix Director.    The Majority Holders, voting exclusively and as a separate class, shall be entitled to elect one (1) director of Onconetix. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the Series B Convertible Preferred Stock. If the holders of Series B Convertible Preferred Stock fail to elect a director, then any directorship not so filled shall remain vacant until such time as the holders of the Series B Convertible Preferred Stock elect a person to fill such directorship; and no such directorship may be filled by stockholders of Onconetix other than by the holders of Series B Convertible Preferred Stock. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of Series B Convertible Preferred Stock shall constitute a quorum for the purpose of electing such director.

Redemption.    The shares of Series B Convertible Preferred Stock are not redeemable by the Company.

Liquidation Preference.    Upon a Liquidation, the holders of Series B Convertible Preferred Stock shall be entitled to receive out of the assets, whether capital or surplus, of Onconetix the same amount that a holder of Buyer Common Stock would receive if such Holder’s Series B Convertible Preferred Stock were fully converted to Buyer Common Stock at the Conversion Ratio (as defined below) plus an additional amount equal to any dividends declared but unpaid to such shares, which amounts shall be paid pari passu with all holders of Buyer Common Stock.

Dividends.    The holders of the Series B Convertible Preferred Stock shall be entitled to receive, dividends on shares of Series B Convertible Preferred Stock (on an as-if-converted-to-common-stock basis) equal to and in the same form, and in the same manner, as dividends (other than dividends on shares of the Buyer Common Stock payable in the form of Buyer Common Stock) actually paid on shares of the Buyer Common Stock when, as and if such dividends (other than dividends payable in the form of Buyer Common Stock) are paid on shares of the Buyer Common Stock.

Conversion.    Following Stockholder Approval, each share of Series B Convertible Preferred Stock shall be converted into Conversion Shares at a ratio of 100 Conversion Shares for each share of Series B Convertible Preferred Stock. All shares of Series B Convertible Preferred Stock shall automatically and without any further action required be converted into Conversion Shares at the Conversion Ratio upon the latest date on which (i) Onconetix has received the Stockholder Approval with respect to the issuance of all of the shares of Buyer Common Stock issuable upon Conversion in excess of 20% of the issued and outstanding Buyer Common Stock on the WraSer Closing Date and (ii) the Company has effected an increase in the number of shares of Buyer Common Stock authorized under its Amended and Restated Certificate of Incorporation, to the extent required to consummate the Transactions.

Cash Settlement.    If, at any time after the earlier of the date of the Stockholder Approval or January 1, 2025, the Company (x) has obtained the Stockholder Approval but fails to or has failed to deliver to a holder certificate or certificates representing the Conversion Shares, or deliver documentation of book entry form of (or cause its transfer agent to electronically deliver such evidence) Conversion Shares on or prior to the fifth business day after the date of the Stockholder Approval, or (y) has failed to obtain the Stockholder Approval, the Company shall, in either case, at the request of the holder setting forth such holder’s request to cash settle a number of shares of Series B Convertible

Preferred Stock, pay to such holder an amount in cash equal to (i) the Fair Value (as defined below) of the shares of Series B Convertible Preferred Stock set forth in such request multiplied by (ii) the Conversion Ratio in effect on the trading day on which the request is delivered to the Company, with such payment to be made within two (2) business days from the date of the request by the holder, whereupon, after payment in full thereon by the Company, the Company’s obligations to deliver such shares underlying the request shall be extinguished. “Fair Value” of shares shall be fixed with reference to the last reported closing stock price on the principal trading market of the Buyer Common Stock on which the Buyer Common Stock is listed as of the trading day on which the request is delivered to Onconetix.

Certain Adjustments.    If the Company, at any time while the Series B Convertible Preferred Stock is outstanding: (A) pays a stock dividend or otherwise makes a distribution or distributions payable in shares of Buyer Common Stock; (B) subdivides outstanding shares of Buyer Common Stock into a larger number of shares; or (C) combines (including by way of a reverse stock split) outstanding shares of Buyer Common Stock into a smaller number of shares, then the Conversion Ratio shall be multiplied by a fraction of which the numerator shall be the number of shares of Buyer Common Stock outstanding immediately after such event and of which the denominator shall be the number of shares of Buyer Common Stock outstanding immediately before such event (excluding any treasury shares of the Corporation). If, at any time while the Series B Convertible Preferred Stock is outstanding, either (A) Onconetix effects any merger or consolidation of Onconetix with or into another person or any stock sale to, or other business combination with or into another person (other than such a transaction in which Onconetix is the surviving or continuing entity and holds at least a majority of the Buyer Common Stock after giving effect to the transaction and its Buyer Common Stock is not exchanged for or converted into other securities, cash or property), (B) Onconetix effects any sale, lease, transfer or exclusive license of all or substantially all of its assets in one transaction or a series of related transactions, (C) any tender offer or exchange offer (whether by Onconetix or another person) is completed pursuant to which more than 50% of the Buyer Common Stock not held by Onconetix or such person is exchanged for or converted into other securities, cash or property, or (D) Onconetix effects any reclassification of the Buyer Common Stock or any compulsory share exchange pursuant to which the Buyer Common Stock is effectively converted into or exchanged for other securities, cash or property, then, in connection with such Fundamental Transaction, the holders of Series B Convertible Preferred Stock shall receive in the Fundamental Transaction, the same kind and amount of securities, cash or property that a holder of Buyer Common Stock would receive if such holder’s Series B Convertible Preferred Stock were fully converted to Buyer Common Stock, plus an additional amount equal to any dividends declared but unpaid to such shares, which amounts shall be paid pari passu with all holders of Buyer Common Stock in the Fundamental Transaction. If holders of Buyer Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the holders of Series B Convertible Preferred Stock shall be given the same choice as to the Alternate Consideration it receives in such Fundamental Transaction.

Anti-Takeover Effects of Delaware Law and Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Some provisions of Delaware law, our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board. We believe that the benefits of the increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the General Corporation Law of the State of Delaware, which prohibits persons deemed to be “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the Board.

Choice of Forum

Our Amended and Restated Certificate of Incorporation provides that, unless we consent in writing to an alternative forum, to the fullest extent permitted by law, that derivative actions brought in our name, actions against directors, officers and employees for breach of fiduciary duty and certain other actions may be brought only in the Court of Chancery in the State of Delaware, except any action (A) as to which the Court of Chancery in the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery or (C) for which the Court of Chancery does not have subject matter jurisdiction. If an action is brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel. Although we believe this provision benefits us by providing increased consistency in the application of law in the types of lawsuits to which it applies, a court may determine that this provision is unenforceable, and to the extent it is enforceable, the provision may have the effect of discouraging lawsuits against our directors and officers.

Our Amended and Restated Certificate of Incorporation provides that the exclusive forum provision will be applicable to the fullest extent permitted by applicable law, subject to certain exceptions. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. In addition, our Amended and Restated Certificate of Incorporation provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the rules and regulations promulgated thereunder. We note, however, that there is uncertainty as to whether a court would enforce this provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company. The Transfer Agent’s address is 1 State Street, 30th Floor, New York, New York 10004.

Listing

Our common stock is traded on The Nasdaq Capital Market under the trading symbol “ONCO.”

Elimination of Monetary Liability for Officers and Directors

Our Amended and Restated Certificate of Incorporation incorporates certain provisions permitted under the Delaware General Corporation Law (“DGCL”) relating to the liability of directors. The provisions eliminate a director’s liability for monetary damages for a breach of fiduciary duty, including gross negligence, except in circumstances involving certain wrongful acts, such as the breach of director’s duty of loyalty or acts or omissions, which involve intentional misconduct or a knowing violation of law. These provisions do not eliminate a director’s duty of care. Moreover, these provisions do not apply to claims against a director for certain violations of law, including knowing violations of federal securities law. Our Amended and Restated Certificate of Incorporation also contains provisions to indemnify the directors, officers, employees or other agents to the fullest extent permitted by the DGCL. We believe that these provisions will assist us in attracting and retaining qualified individual to serve as directors.

Indemnification of Officers and Directors

Our Amended and Restated Certificate of Incorporation also contains provisions to indemnify the directors, officers, employees or other agents to the fullest extent permitted by the DGCL. These provisions may have the practical effect in certain cases of eliminating the ability of stockholders to collect monetary damages from directors. We are also a party to indemnification agreements with each of our directors. We believe that these provisions will assist us in attracting or retaining qualified individuals to serve as our directors.

SELLING STOCKHOLDERS

The shares of Common Stock being offered by the Selling Stockholders are those previously issued to the Selling Stockholders, and those issuable to the Selling Stockholders, upon exercise of the PIOs. For additional information regarding the issuances of those shares of common stock and PIOs, see “Warrant Inducement” above. We are registering the shares of Common Stock in order to permit the Selling Stockholders to offer the shares for resale from time to time. Except for the ownership of the shares of Common Stock and the PIOs, the Selling Stockholders have not had any material relationship with us within the past three years.

The table below lists the Selling Stockholders and other information regarding the beneficial ownership of the shares of Common Stock by each of the Selling Stockholders. The second column lists the number of shares of Common Stock beneficially owned by each Selling Stockholder, based on its ownership of the shares of Common Stock and PIOs, as of February 5, 2024, assuming exercise of the PIOs held by the Selling Stockholders on that date, without regard to any limitations on exercises.

The third column lists the shares of Common Stock being offered by this prospectus by the Selling Stockholders.

The fourth column assumes the sale of all of the shares offered by the Selling Stockholders pursuant to this prospectus.

Under the terms of the PIOs held by Selling Stockholders, a Selling Stockholder may not exercise the warrants to the extent such exercise would cause such Selling Stockholder, together with its affiliates and attribution parties, to beneficially own a number of shares of Common Stock which would exceed 4.99% or 9.99%, as applicable, of our then outstanding Common Stock following such exercise, excluding for purposes of such determination shares of Common Stock issuable upon exercise of such PIOs which have not been exercised. The number of shares in the second and fourth columns do not reflect this limitation. The Selling Stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

Name of Selling Shareholder	Number of shares of Common Stock Beneficially Owned Prior to Offering		Maximum Number of shares of Common Stock to be Sold Pursuant to this Prospectus	Number of shares of Common Stock Beneficially Owned After Offering	Percentage of shares of Common Stock Beneficially Owned After Offering(1)
Armistice Capital, LLC(2)	4,972,428	(3)	4,972,428	—	0%
Michael Vasinkevich	95,657	(4)	95,657	—	0%
Noam Rubinstein	46,989	(5)	46,989	—	0%
Craig Schwave	5,035	(6)	5,035	—	0%
Charles Worthman	1,492	(7)	1,492	—	0%

____________

(1)      Based on 22,324,576 shares outstanding as of February 5, 2024.

(2)      The securities are directly held by Armistice Capital Master Fund Ltd., a Cayman Islands exempted company (the “Master Fund”) and may be deemed to be beneficially owned by: (i) Armistice Capital, LLC (“Armistice Capital”), as the investment manager of the Master Fund; and (ii) Steven Boyd, as the Managing Member of Armistice Capital. The warrants are subject to a beneficial ownership limitation of 4.99%, which such limitation restricts the Selling Stockholder from exercising that portion of the warrants that would result in the Selling Stockholder and its affiliates owning, after exercise, a number of shares of common stock in excess of the beneficial ownership limitation. The address of Armistice Capital Master Fund Ltd. is c/o Armistice Capital, LLC, 510 Madison Avenue, 7th Floor, New York, NY 10022.

(3)      Consists of 4,972,428 shares of Common Stock underlying Inducement PIOs. The aforementioned Inducement PIOs are subject to certain beneficial ownership limitations that prohibit the Master Fund from exercising any portion of them if such exercise would result in the Master Fund owning a percentage of our outstanding common stock exceeding the applicable ownership limitation after giving effect to the issuance of Common Stock in connection with the Master Fund’s exercise of any portion of an Inducement PIO.

(4)      Consists of 95,657 shares of Common Stock underlying Placement Agent Inducement PIOs issued on August 2, 2023.

(5)      Consists of 46,989 shares of Common Stock underlying Placement Agent Inducement PIOs issued on August 2, 2023.

(6)      Consists of 5,035 shares of Common Stock underlying Placement Agent Inducement PIOs issued on August 2, 2023.

(7)      Consists of 1,492 shares of Common Stock underlying Placement Agent Inducement PIOs issued on August 2, 2023.

PLAN OF DISTRIBUTION

Each Selling Stockholder of the securities and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their securities covered hereby on the principal trading market or any other stock exchange, market or trading facility on which the securities are traded or in private transactions. These sales may be at fixed or negotiated prices. A Selling Stockholder may use any one or more of the following methods when selling securities:

•        ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•        block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•        purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•        an exchange distribution in accordance with the rules of the applicable exchange;

•        privately negotiated transactions;

•        settlement of short sales;

•        in transactions through broker-dealers that agree with the Selling Stockholders to sell a specified number of such securities at a stipulated price per security;

•        through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•        a combination of any such methods of sale; or

•        any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell securities under Rule 144 or any other exemption from registration under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with Financial Industry Regulatory Authority (“FINRA”) Rule 2121; and in the case of a principal transaction a markup or markdown in compliance with FINRA Rule 2121.

In connection with the sale of the securities or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The Selling Stockholders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Stockholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each Selling Stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the securities. The Company has agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the securities may be resold by the Selling Stockholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144 under the Securities Act, without the requirement for the Company to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the securities have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the Common Stock by the Selling Stockholders or any other person. We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

EXPERTS

The financial statements of Onconetix, Inc., formerly known as Blue Water Vaccines Inc. (“Company”), as of and for the years ended December 31, 2022 and 2021, appearing in the Company’s Annual Report on Form 10-K for the year ended December 31, 2022, have been audited by Mayer Hoffman McCann P.C., independent registered public accounting firm, as set forth in their report, and have been incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing, in giving said report.

LEGAL MATTERS

Ellenoff Grossman & Schole LLP, New York, New York, will pass upon the validity of the securities offered hereby.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act and, in accordance therewith, file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at www.sec.gov. Copies of certain information filed by us with the SEC are also available on our website at www.onconetix.com. Our website is not a part of this prospectus and is not incorporated by reference in this prospectus.

This prospectus is part of a registration statement we filed with the SEC. This prospectus omits some information contained in the registration statement in accordance with SEC rules and regulations. You should review the information and exhibits in the registration statement for further information about us and our consolidated subsidiaries and the securities we are offering. Statements in this prospectus concerning any document we filed as an exhibit to the registration statement or that we otherwise filed with the SEC are not intended to be comprehensive and are qualified by reference to these filings. You should review the complete document to evaluate these statements.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to incorporate by reference much of the information we file with the SEC, which means that we can disclose important information to you by referring you to those publicly available documents. The information that we incorporate by reference in this prospectus is considered to be part of this prospectus. Because we are incorporating by reference future filings with the SEC, this prospectus is continually updated, and those future filings may modify or supersede some of the information included or incorporated in this prospectus. This means that you must look at all of the SEC filings that we incorporate by reference to determine if any of the statements in this prospectus or in any document previously incorporated by reference have been modified or superseded. This prospectus incorporates by reference the documents listed below (File No. 000-52994) and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (in each case, other than those documents or the portions of those documents not deemed to be filed) between the date of the initial registration statement and the effectiveness of the registration statement and following the effectiveness of the registration statement until the offering of the securities under the registration statement is terminated or completed:

(i)     our Annual Report on Form 10-K for the fiscal year ended December 31, 2022, as filed with the SEC on March 9, 2023;

(ii)    our Quarterly Report on Form 10-Q for the quarter ended March 31, 2023 as filed with the SEC on May 12, 2023; the quarter ended June 30, 2023 as filed with the SEC on October 30, 2023; and the quarter ended September 30, 2023 as filed with the SEC on November 17, 2023;

(iii)   Current Reports on Form 8-K filed on each of January 6, 2023, January 9, 2023, January 17, 2023, February 16, 2023, March 13, 2023, March 29, 2023, April 12, 2023, April 20, 2023, April 24, 2023, April 25, 2023, May 10, 2023, May 15, 2023, May 15, 2023, June 6, 2023, June 14, 2023, June 21, 2023, June 28, 2023, July 6, 2023, July 6, 2023, July 6, 2023, July 11, 2023, July 17, 2023, July 21, 2023, July 25, 2023, July 31, 2023, August 1, 2023, August 3, 2023, August 10, 2023, August 22, 2023, August 28, 2023, September 8, 2023, September 22, 2023, October 3, 2023, October 10, 2023, October 18, 2023, October 30, 2023, November 2, 2023, December 18, 2023, December 19, 2023, December 21, 2023, December 27, 2023, December 28, 2023, January 12, 2024, January 19, 2024, January 29, 2024, February 12, 2024, and February 13, 2024;

(iv)   the description of our securities registered under Section 12 of the Exchange Act as filed as Exhibit 4.2 on Annual Report on Form 10-K for the year ended December 31, 2021 as filed with the SEC on March 31, 2022;

(v)    Definitive Proxy Statement filed on April 26, 2023; and

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address or telephone number:

Onconetix, Inc.
201 E. Fifth Street, Suite 1900
Cincinnati, Ohio 45202
(513) 620-4101

You may also access the documents incorporated by reference in this prospectus through our website at www.onconetix.com. Except for the specific incorporated documents listed above, no information available on or through our website shall be deemed to be incorporated in this prospectus or the registration statement of which it forms a part. The information contained on our website is not part of this prospectus.

5,121,601 Shares of Common Stock

__________________

PROSPECTUS

__________________

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

Set forth below are estimates (except in the case of SEC registration fees) of the amount of fees and expenses to be incurred in connection with the issuance and distribution of the offered securities, other than underwriting discounts and commissions.

SEC registration fee	$128.51
Accounting services	45,000
Miscellaneous	5,000	*
Total	$50,128.51

____________

*        Estimated

Item 14. Indemnification of Directors and Officers.

Section 145 of the DGCL inter alia, empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Similar indemnity is authorized for such persons against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of any such threatened, pending or completed action or suit if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and provided further that (unless a court of competent jurisdiction otherwise provides) such person shall not have been adjudged liable to the corporation. Any such indemnification may be made only as authorized in each specific case upon a determination by the stockholders or disinterested directors or by independent legal counsel in a written opinion that indemnification is proper because the indemnitee has met the applicable standard of conduct.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145. We maintain policies insuring our officers and directors against certain liabilities for actions taken in such capacities, including liabilities under the Securities Act.

Section 102(b)(7) of the DGCL permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (relating to unlawful payment of dividends and unlawful stock purchase or redemption) or (iv) for any transaction from which the director derived an improper personal benefit.

Article 6 of the bylaws of the Company contains provisions which are designed to provide mandatory indemnification of directors and officers of the Company to the full extent permitted by law, as now in effect or later amended. The bylaws further provide that, if and to the extent required by the DGCL, an advance payment of expenses to a director or officer of the Company that is entitled to indemnification will only be made upon delivery to the Company of an undertaking, by or on behalf of the director or officer, to repay all amounts so advanced if it is ultimately determined that such director is not entitled to indemnification.

Item 16. Exhibits and Financial Statement Schedules.

Exhibit No.	Description
2.1	Share Exchange Agreement, dated December 15, 2023, by and among the Company, Proteomedix, Thomas Meier and the Sellers.(21)
3.1	Amended and Restated Certificate of Incorporation filed with Delaware Secretary of State on February 23, 2022.(3)
3.2	Certificate of Amendment to the Company’s Second Amended and Restated Certificate of Incorporation(11)
3.3	Certificate of Amendment to the Company’s Second Amended and Restated Certificate of Incorporation.(21)
3.4	Fourth Amended and Restated Bylaws of the Company.(21)
4.1	Specimen Common Stock Certificate.(1)
4.2	Description of Registered Securities(8)
4.3	Certificate of Designation of Series A Preferred Stock.(19)
4.4	Certificate of Designation of Series B Convertible Preferred Stock.(21)
5.1	Opinion of Ellenoff Grossman & Schole LLP.*
10.1	2019 Equity Incentive Plan.(1)
10.2	2022 Equity Incentive Plan.(10)
10.3	2019 Equity Incentive Plan Form of Stock Option Grant Agreement.(1)
10.4	2022 Equity Incentive Plan Form of Incentive Stock Option Agreement (Employee).(1)
10.5	2022 Equity Incentive Plan Form of Nonstatutory Stock Option Agreement (Consultant).(1)
10.6	2022 Equity Incentive Plan Form of Nonstatutory Stock Option Agreement (Non-Employee Director).(1)
10.7	2022 Equity Incentive Plan Form of Nonstatutory Stock Option Agreement (Employee).(1)
10.8	Exclusive License Agreement between the Registrant and Children’s Hospital Medical Center, d/b/a Cincinnati Children’s Hospital Medical Center, effective as of June 1, 2021.(2)
10.9	License Agreement between the Registrant and Oxford University Innovation Limited, effective as of July 16, 2019.(2)
10.10	Exclusive License Agreement between the Registrant and St. Jude Children’s Research Hospital, Inc., effective as of January 27, 2020.(2)
10.11	Lease Agreement, dated as of April 29, 2021, between the Registrant and Regus Management Group, LLC.(1)
10.12	Master Services Agreement between the Registrant and Ology Bioservices, Inc., effective as of July 19, 2019.(1)
10.13	Project Addendum 1 to Master Services Agreement between the Registrant and Ology Bioservices, Inc., effective as of October 9, 2019.(1)
10.14	Letter Agreement between the Registrant and Ology Bioservices, Inc., dated as of January 9, 2020.(1)
10.15	Project Addendum II to Master Services Agreement between the Registrant and Ology Bioservices, Inc., effective as of May 21, 2021.(1)
10.16	Form of Employment Agreement with Joseph Hernandez.(1)
10.17	Form of Employment Agreement with Erin Henderson.(1)
10.18	Form of Employment Agreement with Jon Garfield.(1)
10.19	Form of Employment Agreement with Neil Campbell.(15)
10.20	Form of Employment Agreement with Bruce Harmon.(15)
10.21	Form of Indemnification Agreement for Directors and Officers.(15)
10.22	Form of Securities Purchase Agreement, dated as of April 13, 2022, by and among the Company and the Purchasers.(5)
10.23	Form of Registration Rights Agreement, dated as of April 13, 2022, by and among the Company and the Purchasers.(5)
10.24	Form of Securities Purchase Agreement, dated as of August 9, 2022, by and among the Company and the Purchasers.(6)
10.25	Form of Registration Rights Agreement, dated as of August 9, 2022, by and among the Company and the Purchasers.(6)

Exhibit No.	Description
10.26	Settlement Agreement and Release, dated October 9, 2022, by and between the Registrant and Boustead Securities, LLC.(8)
10.27	Amendment No. 1 to Project Addendum 2 to Master Services Agreement, dated as of April 20, 2022, by and between the Registrant and Ology Bioservices, Inc.(9)
10.28	Amendment #1 to Exclusive License Agreement, dated as of May 11, 2022, by and between the Registrant and St. Jude Children’s Research Hospital, Inc.(9)
10.29	Patent & Technology License Agreement, dated November 18, 2022, between the Company and the University of Texas Health Science Center at San Antonio.(14)
10.30	Co-Development Agreement, dated February 1, 2023, between the Company and AbVacc, Inc.(14)
10.31	At-the-Market Offering Agreement, dated March 29, 2023, between the Company and H.C. Wainwright & Co., LLC.(12)
10.32	Asset Purchase Agreement, dated April 19, 2023, between the Company and Veru Inc.(13)†
10.33	Amendment to Asset Purchase Agreement, dated April 19, 2023, between the Company and Veru Inc.(13)
10.34	Form of Non-Competition and Non-Solicitation Agreement, dated April 19, 2023.(13)
10.35	Asset Purchase Agreement, dated June 13, 2023, by and among WraSer, Xspire, and the Company.(16)
10.36	Management Services Agreement, dated June 13, 2023, by and among WraSer, Xspire and the Company.(16)
10.37	Form of Amendment, dated October 5, 2023, to Asset Purchase Agreement, dated June 13, 2023, by and among WraSer, Xspire, Legacy-Xspire Holdings, LLC, and the Company.(17)
10.38	Exclusive Distribution Agreement, dated September 20, 2023, between the Company and Cardinal Health 105, LLC.(20)†
10.39	Form of Lock-Up Agreement, dated December 15, 2023, by and among the Company and certain stockholders of Proteomedix.(21)
10.40	Form of Non-Competition and Non-Solicitation Agreement, dated December 15, 2023, by and among the Company and certain stockholders of Proteomedix.(21)
10.41	Form of Stockholder Support Agreement, dated December 15, 2023, by and among the Company, Proteomedix, and certain stockholders of Proteomedix.(21)
10.42	Form of Subscription Agreement, dated December 15, 2023, by and among the Company, Proteomedix, and the Investor.(21)
10.43	Separation Agreement, dated January 17, 2024, between the Company and Erin Henderson.(22)
10.44	Consulting Agreement, dated January 17, 2024, between the Company and The Aetos Group.(22)
10.45	Debenture, dated January 23, 2024 issued to the Investor.(23)
10.46	Consulting Agreement, dated January 4, 2024, by and between the Company and Thomas Meier.(24)
23.1	Consent of Mayer Hoffman McCann P.C.*
23.2	Consent of Ellenoff Grossman & Schole LLP (included in Exhibit 5.1).*
24.1	Power of Attorney (included on signature page to this Registration Statement).*
107	Filing fee table.*
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Schema Linkbase Document
101.CAL	XBRL Taxonomy Calculation Linkbase Document
101.DEF	XBRL Taxonomy Definition Linkbase Document
101.LAB	XBRL Taxonomy Labels Linkbase Document
101.PRE	XBRL Taxonomy Presentation Linkbase Document

____________

*        Filed herewith.

**      Previously filed.

†        Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Company agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

(1)      Incorporated by reference to the Company’s Registration Statement on Form S-1, filed with the SEC on October 8, 2021.

(2)      Incorporated by reference to the Company’s Registration Statement on Form S-1/A, filed with the SEC on November 5, 2021.

(3)      Incorporated by reference to the Company’s Current Report on Form 8-K, filed with the SEC on February 24, 2022.

(4)      Incorporated by reference to the Company’s Registration Statement on Form S-1/A, filed with the SEC on November 29, 2021.

(5)      Incorporated by reference to the Company’s Current Report on Form 8-K, filed with the SEC on April 19, 2022.

(6)      Incorporated by reference to the Company’s Current Report on Form 8-K, filed with the SEC on August 11, 2022.

(7)      Incorporated by reference to the Company’s Quarterly Report on Form 10-Q, filed with the SEC on November 1, 2022.

(8)      Incorporated by reference to the Company’s Annual Report on Form 10-K, filed with the SEC on March 31, 2022.

(9)      Incorporated by reference to the Company’s Quarterly Report on Form 10-Q, filed with the SEC on May 13, 2022.

(10)    Incorporated by reference to the Company’s Registration Statement on Form S-1/A, filed with the SEC on January 6, 2022.

(11)    Incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on April 24, 2023.

(12)    Incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on March 29, 2023.

(13)    Incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on April 20, 2023.

(14)    Incorporated by reference to the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 12, 2023.

(15)    Incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on October 10, 2023.

(16)    Incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on June 14, 2023.

(17)    Incorporated by reference to the Company’s Quarterly Report on Form 10-Q filed with the SEC on October 20, 2023.

(18)    Incorporated by reference to the Company’s Current Report on Form 8-K, filed with the SEC on June 6, 2023.

(19)    Incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on October 3, 2023.

(20)    Incorporated by reference to the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 17, 2023.

(21)    Incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on December 21, 2023.

(22)    Incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on January 19, 2024.

(23)    Incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on January 29, 2024.

(24)    Incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on February 12, 2024.

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(1)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(2)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(3)    That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)     If the registrant is relying on Rule 430B:

(A)    Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)    Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii)    If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cincinnati, Ohio, on February 14, 2024.

ONCONETIX, INC.
By:	/s/ Bruce Harmon
Name:	Bruce Harmon
Title:	Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Ralph Schiess	Interim Chief Executive Officer	February 14, 2024
Ralph Schiess	(Principal Executive Officer)
/s/ Bruce Harmon	Chief Financial Officer	February 14, 2024
Bruce Harmon	(Principal Financial and Accounting Officer)
/s/ James Sapirstein	Chairman of the Board and Director	February 14, 2024
James Sapirstein
/s/ Thomas Meier	Director	February 14, 2024
Thomas Meier
/s/ Timothy Ramdeen	Director	February 14, 2024
Timothy Ramdeen
/s/ Ajit Singh	Director	February 14, 2024
Ajit Singh
/s/ Simon Tarsh	Director	February 14, 2024
Simon Tarsh